Exhibit 99.2

Formerly 4Front Holdings, LLC

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(IN THOUSANDS OF US DOLLARS)

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of

4Front Ventures Corp.

Opinion

We have audited the accompanying consolidated financial statements of 4Front Ventures Corp. (the “Company”), which comprise the consolidated statement of financial position as at December 31, 2019, and the consolidated statements of operations and comprehensive loss, equity and cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2019, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRS”).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our opinion.

Other Matters

The consolidated financial statements of 4Front Ventures Corp. for the year ended December 31, 2018 (prior to restatement described in Note 26 to the consolidated financial statements) were audited by another auditor who expressed an unmodified opinion on those statements on July 9, 2019.

As part of our audit of the consolidated financial statements of 4Front Ventures Corp. for the year ended December 31, 2019, we also audited the adjustment described in Note 26 that was applied to restate the consolidated financial statements for the year ended December 31, 2018. In our opinion, the adjustment is appropriate and has been properly applied. We were not engaged to audit, review or apply any procedures to the consolidated financial statements of 4Front Ventures Corp. for the year ended December 31, 2018, other than with respect to the adjustment and, accordingly, we do not express an opinion or any other form of assurance on the consolidated financial statements for the years ended December 31, 2018 taken as a whole.

Other Information

Management is responsible for the other information. The other information obtained at the date of this auditor’s report includes Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Dylan Connelly.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

June 14, 2020

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Consolidated Statements of Financial Position

As at December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

	Note	December 31, 2019	December 31, 2018	January 1, 2018
			(restated Note 26)	(restated Note 26)
ASSETS
Current assets:
Cash	6	$5,789	$1,435	$3,659
Accounts receivable	22	677	—	25
Other receivables	23	325	3,933	72
Lease receivables	15,22	9,556	—	—
Inventory	8	9,138	4,085	19
Biological assets	9	2,187	755	—
Notes receivable	10	1,871	—	—
Prepaid expenses		2,198	272	128

Total current assets		31,741	10,480	3,903
Restricted cash	6	2,352	—	—
Property and equipment, net	12	41,822	19,849	5,894
Notes receivable	10	1,049	1,392	615
Lease receivables	15	23,944	—	—
Intangible assets	13	41,442	21,893	1,141
Goodwill	13	33,988	6,066	—
Right-of-use assets	15	20,476	—	—
Investments	11	759	—	—
Deposits	7	6,346	789	351

TOTAL ASSETS		$203,919	$60,469	$11,904

LIABILITIES AND EQUITY
LIABILITIES
Current Liabilities
Accounts payable and accrued expenses		$8,138	$2,043	$616
Taxes payable	28	1,609	648	—
Lease liability	15	972	42	—
Deferred rent		—	230	121
Contingent consideration payable	23	750	—	—
Notes payable and accrued interest	16	7,382	9,198	3,795

Total current liabilities		18,851	12,161	4,532

Convertible notes	16	35,607	—	9,436
Notes payable and accrued interest	16	44,289	—	—
Long term notes payable	16	1,903	—	—
Long term accounts payable		1,600	—	—
Unearned revenue		—	—	367
Contingent consideration payable	23	4,714	—	—
Deferred tax liability	28	—	232	—
Lease liability	15	20,976	45	—

TOTAL LIABILITIES		127,940	12,438	14,335

EQUITY (DEFICIENCY)
Equity attributable to 4Front Ventures Corp.		252,656	68,959	10,064
Reserves		25,618	2,227	1,039
Deficit		(202,090)	(21,487)	(12,739)
Non-controlling interest	20	(205)	(1,668)	(795)

TOTAL EQUITY (DEFICIENCY)		75,979	48,031	(2,431)

TOTAL LIABILITIES AND EQUITY (DEFICIENCY)		$203,919	$60,469	$11,904

Nature of Operations (Note 1)

Contingencies (Note 23)

Subsequent Events (Note 29)

Eric Rey	David Daly
BOARD MEMBER	BOARD MEMBER

The accompanying notes are an integral part of these consolidated financial statements.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Consolidated Statements of Operations and Comprehensive Loss

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

	Note	Year Ended December 31, 2019	Year Ended December 31, 2018
			(restated Note 26)
REVENUE		$31,126	$3,766

Cost of goods sold, sale of grown and manufactured products		(5,615)	(871)
Cost of goods sold, sale of purchased products		(11,765)	(1,747)

Gross profit before fair value adjustments		13,746	1,148
Realized fair value included in inventory sold		(511)	(209)
Unrealized fair value gain on biological assets	9	782	418

Gross profit		14,017	1,357
OPERATING EXPENSES
Selling and marketing expenses		13,493	3,152
General and administrative expenses	17	24,892	8,798
Depreciation and amortization	12,13,15	4,136	385
Equity based compensation	21	5,913	1,188

Total operating expenses		48,434	13,523

Loss from Operations		(34,417)	(12,166)

Other Income (Expense)
Other income	23	2,500	3,800
Change in fair value of derivative liabilities	19	5,317	—
Interest income		85	1
Interest expense		(6,470)	(1,545)
Accretion	16	337	—
Write-off of accounts receivable and other		(529)	(38)
Impairment of goodwill	13	(146,295)	—
Foreign exchange loss		(57)	—

Total Other Income (Expense)		(145,112)	2,218

Net Loss Before Income Taxes		(179,529)	(9,948)
Income Tax Expense	28	(1,377)	(105)
Net Loss After Income Tax Expense		(180,906)	(10,053)
Net Loss Attributable to Non-Controlling Interest		(303)	(1,305)

Net Loss Attributable to Shareholders		$(180,603)	$(8,748)

Basic and Diluted Loss Per Share		$(0.43)	$(0.03)
Weighted Average Number of Shares Outstanding, Basic and Diluted		420,306,991	340,370,271

The accompanying notes are an integral part of these consolidated financial statements.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Consolidated Statements of Equity

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

		Share Capital					Total 4Front Ventures Corp.
	Note	Units	Shares	Amount	Reserves	Deficit	Shareholders’ Equity	Non-Controlling Interest	Total Equity
Balance, January 1, 2018 (Restated Note 26)		644,806	—	$10,064	$1,039	$(12,379)	$(1,636)	$(795)	$(2,431)

Members’ contributions		—	—	—	—	—	—	637	637
Conversion of debt to Class D units	18	39,125	—	13,422	—	—	13,422	—	13,422
Sale of Class D units	18	30,181	—	13,355	—	—	13,355	—	13,355
Issuance of Class D units to acquire additional interest in MPA II	18	4,520	—	2,000	—	—	2,000	—	2,000
Distribution to non-controlling interest		—	—	(1,050)	—	—	(1,050)	—	(1,050)
Sale of Class F units	18	66,148	—	29,952	—	—	29,952	—	29,952
Conversion of debt to Class F units	18	615	—	299	—	—	299	—	299
Issuance of Class E units to acquire Healthy Pharms Inc.	14	7,605	—	3,500	—	—	3,500	—	3,500
Issuance of Class F units to acquire additional interest in consolidated entities	18	3,663	—	1,782	—	—	1,782	—	1,782
Purchase of non-controlling interests	18	—	—	(4,078)	—	—	(4,078)	(205)	(4,283)
Class C units redemption	21	(1,000)	—	(287)	—	—	(287)	—	(287)
Equity based compensation	21	7,928	—	—	1,188	—	1,188	—	1,188
Net loss		—	—	—	—	(8,748)	(8,748)	(1,305)	(10,053)

Balance, December 31, 2018 (Restated Note 26)		803,591	—	$68,959	$2,227	$(21,487)	$49,699	$(1,668)	$48,031

The accompanying notes are an integral part of these consolidated financial statements.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Consolidated Statements of Equity

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

		Share Capital					Total 4Front Ventures Corp.
	Note	Units	Shares	Amount	Reserves	Deficit	Shareholders’ Equity	Non-Controlling Interest	Total Equity
Balance, December 31, 2018 (Restated Note 26)		803,591	—	$68,959	$2,227	$(21,487)	$49,699	$(1,668)	$48,031
Class F units of Holdings for acquisition of PHX	14	5,496	—	2,676	—	—	2,676	—	2,676
Class F units for acquisition of OM	14	9,040	—	4,400	—	—	4,400	—	4,400
Class F units for acquisition of non-controlling interests	18	16,414	—	7,989	—	—	7,989	—	7,989
Purchase of non-controlling interests	18	—	—	(10,156)	—	—	(10,156)	1,766	(8,390)
Issuance of class F units due to timing of the Cannex acquisition	18	3,901	—	—	—	—	—	—	—
Issuance of class F units to brokers		236	—	115	—	—	115	—	115
Share issuance costs		—	—	(115)	—	—	(115)	—	(115)
Share-based compensation through July 31, 2019	21	34,572	—	—	3,776	—	3,776	—	3,776
Conversion of 4Front Holdings units to 4Front Ventures Corp. shares	18	(873,250)	340,370,271	—	—	—	—	—	—
Cannex acquisition	14	—	190,482,146	181,110	6,825	—	187,935	—	187,935
GGP warrants acquired with Cannex	14	—	—	—	5,779	—	5,779	—	5,779
Issuance of broker warrants		—	—	—	1,823	—	1,823	—	1,823
Share issuance costs		—	—	—	(1,823)	—	(1,823)	—	(1,823)
Issuance of shares to brokers		—	1,035,456	420	—	—	420	—	420
Share issuance costs		—	—	(420)	—	—	(420)	—	(420)
Conversion option on GGP notes transferred to equity	16	—	—	—	4,874	—	4,874	—	4,874
Purchase of non-controlling interests in Arkansas entities	18	—	—	(2,322)	—	—	(2,322)	—	(2,322)
Share-based compensation after July 31, 2019	21	—	—	—	2,137	—	2,137	—	2,137
Return of treasury shares	18	—	(365,054)	—	—	—	—	—	—
Net loss		—	—	—	—	(180,603)	(180,603)	(303)	(180,906)

Balance, December 31, 2019		—	531,522,819	$252,656	$25,618	$(202,090)	$76,184	$(205)	$75,979

The accompanying notes are an integral part of these consolidated financial statements.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

	2019	2018
		(restated Note 26)
CASH FLOWS USED IN OPERATING ACTIVITIES
Net loss attributable to controlling interest	$(180,603)	$(8,748)
Net loss attributable to non-controlling interest	(303)	(1,305)
Adjustments to reconcile change in net loss to net cash used by operating activities
Depreciation and amortization	5,145	545
Loss on disposal of property and equipment	—	3
Equity based compensation	5,913	1,188
Change in fair value of derivative liability	(5,317)	—
Write-off accounts receivable	529	—
Interest Expense—lease liability	1,157	—
Impairment of inventory	483	—
Accrued interest income on notes receivable	(97)	(995)
Accrued interest on notes payable	—	221
Change in contingent consideration payable	214	684
Accretion of convertible debenture and interest	1,553	—
Interest accrued—lease receivable	(308)	—
Amortization of loan discount on note payable	—	150
Deferred rent	—	109
Deferred tax recovery	(232)	—
Impairment of goodwill	146,295	—
Changes in operating assets and liabilities (Note 27)	548	(5,083)
NET CASH USED IN OPERATING ACTIVITIES	(25,023)	(13,231)
CASH FLOWS USED IN INVESTING ACTIVITIES
Long term deposits	(2,553)	—
Issuance of notes receivable, net of repayments	802	—
Business combination with Cannex, Net Cash Acquired	9,119	—
Business combination with Om, Net Cash Acquired	(176)	—
Business combination with PHX, Net Cash Acquired	(3,258)	—
Purchase of Healthy Pharms	—	(20,980)
Issuance of notes receivable to related parties	—	374
Purchase of non-controlling interest	(400)	(500)
Purchases of property and equipment	(23,032)	(9,883)

NET CASH USED IN INVESTING ACTIVITIES	(19,498)	(30,989)

CASH FLOWS FROM FINANCING ACTIVITIES
Sale of class D units	—	13,355
Sale of class F units	—	29,952
Class C units redemption	—	(287)
Non-controlling interest members’ contributions	—	637
Non-controlling interest members’ distribution	—	(1,200)
Finance lease liability	—	(6)
Issuance of Notes Payable	—	2,850
Lease payments (lessee)	(2,090)	—
Notes payable received, net restricted cash and costs	43,479	—
Cannex loan	12,497	—
Repayment of convertible debentures	(953)	—
Repayment of notes payable	(4,058)	(3,305)

NET CASH PROVIDED BY FINANCING ACTIVITIES	48,875	41,996
NET INCREASE (DECREASE) IN CASH	4,354	(2,224)
CASH, BEGINNING OF YEAR	1,435	3,659

CASH, END OF YEAR	$5,789	$1,435

Supplementary cash flow information (Note 27)

The accompanying notes are an integral part of these consolidated financial statements.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

1.	NATURE OF OPERATIONS

4Front Ventures Corp. (“4Front” or the “Company”) exists pursuant to the provisions of the British Columbia Corporations Act. On July 31, 2019, 4Front Holdings LLC (“Holdings”) completed a Reverse Takeover Transaction (“RTO”) with Cannex Capital Holdings, Inc. (“Cannex”) whereby Holdings acquired Cannex and the shareholders of Holdings became the controlling shareholders of the Company (Note 14). Following the RTO, the Company is listed on the Canadian Securities Exchange (“CSE”) under the ticker “FFNT” and are quoted on the OTC (OTCQX: FFNTF).

The Company operates licensed cannabis facilities in state-licensed markets in the United States. On November 13, 2018, the Company acquired Healthy Pharms, Inc. (“HPI”) which operates a cannabis production facility and a dispensary in Georgetown, Massachusetts (Note 14). On February 22, 2019, the Company acquired PHX Interactive, LLC, which operates a cannabis dispensary in Phoenix, Arizona (Note 14). On April 15, 2019, the Company acquired Om of Medicine LLC, which operates a dispensary in Ann Arbor, Michigan (Note 14).

As of December 31, 2019, the Company operates 11 dispensaries in Massachusetts, Illinois, Maryland, Michigan, Pennsylvania, Arkansas, and Arizona. The Company operates two production facilities in Massachusetts, and one in Illinois.

The Company leases real estate and sells equipment, supplies and intellectual property to cannabis producers in the state of Washington. The Company also owns and operates Pure Ratios (which was acquired by Cannex in June 2019), a CBD-focused wellness company in California, that sells non-THC products throughout the United States.

While marijuana and CBD-infused products are legal under the laws of several U.S. states (with varying restrictions), the United States Federal Controlled Substances Act classifies all “marijuana” as a Schedule I drug, whether for medical or recreational use. Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of safety for the use of the drug under medical supervision.

The head office address of the Company is 5060 North 40th Street, Suite 120, Phoenix, Arizona, and the registered office is 550 Burrard Street, Suite 2900, Vancouver, British Columbia.

2.	BASIS OF PRESENTATION

(a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s board of directors approved the release of these consolidated financial statements on June 12, 2020.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

2.	BASIS OF PRESENTATION (CONTINUED)

(b)	Basis of Measurement

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments, which are measured at fair value, as explained in the significant accounting policies set out in Note 3. The consolidated financial statements are presented in United States dollars (“$”) which is the functional currency of 4Front and its subsidiaries. Financial amounts are expressed in United States dollars unless indicated otherwise.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3(a).

(c)	Going Concern

These consolidated financial statements have been prepared in accordance with IFRS with the going concern assumption, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations. Subsequent to year end, the Company raised capital through the sale of non-core assets and a private placement (Note 29). Management believes that the Company will be able to meet its obligations and to sustain operations for at least the next twelve months.

(d)	Basis of Consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries. Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect these returns through the power to direct the relevant activities of the entity. To the extent that subsidiaries provide services that relate to the Company’s activities, they are fully consolidated from the date control is transferred and are deconsolidated from the date control ceases. All intercompany balances and transactions have been eliminated.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

2.	BASIS OF PRESENTATION (CONTINUED)

(d)	Basis of Consolidation (continued)

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. 4Front’s principal subsidiaries are:

		State of	Ownership %
Business Name	Entity Type	Operations	2019	2018
4Front Holdings LLC	Holding Company	Arizona	100%	100%
4Front Advisors, LLC	Professional Services	Various	100%	100%
Mission Partners USA, LLC	Investment Company	Arizona	100%	100%
Linchpin Investors, LLC	Finance Company	Arizona	100%	100%
Healthy Pharms, Inc.	Cultivation and Dispensary	Massachusetts	100%	100%
PHX Interactive LLC *	Management Company	Arizona	100%	0%
Greens Goddess Products Inc. *	Dispensary	Arizona	100%	0%
4Front Management Associates, LLC	Management Company	Massachusetts	100%	76%
MMA Capital, LLC	Finance Company	Massachusetts	100%	76%
Illinois Grown Medicine, LLC	Cultivation Facility	Illinois	100%	60%
Harborside Illinois Grown Medicine Inc.	Dispensary	Illinois	100%	60%
Mission Maryland, LLC *	Dispensary	Maryland	100%	85%
Mission Pennsylvania II LLC *	Dispensary	Pennsylvania	100%	100%
4Front CIHI Investco, LLC	Investment Company	Maryland	100%	95%
4Front PM Investco, LLC	Investment Company	Maryland	100%	95%
4Front MARI Investco, LLC	Investment Company	Maryland	100%	100%
Silver Spring Consulting Group, LLC *	Management Company	Maryland	80%	76%
Adroit Consulting Group, LLC *	Management Company	Maryland	100%	62%
Old Line State Consulting Group, LLC *	Management Company	Maryland	100%	60%
Om of Medicine LLC	Dispensary	Michigan	100%	0%
Mission MA Inc.	Cultivation and Dispensary	Massachusetts	100%	76%
4Front Arkansas LLC	Investment Company	Arkansas	100%	0%
Arkansas Natural Products I Management LLC	Management Company	Arkansas	79%	0%
Pine Bluff Agriceuticals I Management LLC *	Management Company	Arkansas	100%	0%
Arkansas Patient Services Company Group Management LLC *	Management Company	Arkansas	100%	0%
Arkansas Natural Products I LLC	Dispensary	Arkansas	79.50%	0%
Chesapeake Integrated Health Institute LLC *	Dispensary	Maryland	100%	62%
Premium Medicine of Maryland LLC *	Dispensary	Maryland	80%	66%
Maryland Alternative Relief LLC *	Dispensary	Maryland	100%	65%
4Front Ventures Corp.	Holding Company	Canada	100%	0%
Real Estate Properties LLC	Real Estate Holding	Washington	100%	0%
Fuller Hill Development LLC	Real Estate Holding	Washington	100%	0%
Ag-Grow Imports LLC	Importer of Equipment	Washington	100%	0%
Cannex Holdings (Nevada) Inc.	Real Estate Holding	Nevada	100%	0%
Cannex Holdings (California) Inc.	Real Estate Holding	California	100%	0%
Pure Ratios Inc.	CBD Manufacturer	California	100%	0%

*	The Company divested these subsequent to December 31, 2019. See Note 29.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Critical accounting estimates and judgements

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the financial statements within the next financial year are discussed below.

Significant estimates made in the preparation of these consolidated financial statements include the following areas:

Useful lives of property, plant and equipment and intangible assets

Property, plant and equipment are amortized or depreciated over their useful lives. Useful lives are based on management’s estimate of the period that the assets will generate revenue, which are periodically reviewed for continued appropriateness. Changes to estimates can result in significant variations in the carrying value and amounts charged to the consolidated statement of operations and comprehensive loss in specific periods.

Amortization of intangible assets is dependent upon estimates of useful lives based on management’s estimate.

Biological assets

In calculating the value of the biological assets and inventory, management is required to make a number of estimates, including estimating the stage of growth of the cannabis plant up to the point of harvest, harvesting costs, selling costs, sales price, wastage and expected yields of the cannabis plant. In calculating final inventory values, management is required to determine an estimated fail rate and compare the inventory cost to estimated net realizable value.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(a)	Critical accounting estimates and judgements (continued)

Inventory

Inventory consists of raw materials, work in progress and finished goods as described in Note 8. Inventory is measured at the lower of cost or net realizable value, which includes the deemed costs arising from the fair value measurement gains on the transformation of biological assets. These deemed costs are estimated using assumptions that include, but are not limited to, estimated stage of growth of the cannabis plant, selling and other fulfillment costs, average selling prices, and expected yields for the cannabis plants. Any change in these assumptions could negatively impact operational results, the actual realizable value of inventory and future expected gains

Share-based compensation

Share-based payments expense is measured by reference to the fair value of the stock options at the date at which they are granted. Estimating fair value for granted stock options requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the option, volatility, dividend yield, and rate of forfeitures. See Note 21.

Fair value of financial instruments

The individual fair values attributed to the different components of a financing transaction, notably investment in equity securities, derivative financial instruments, convertible debt and loans, are determined using valuation techniques. The Company uses judgment to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine (a) the values attributed to each component of a transaction at the time of their issuance; (b) the fair value measurements for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market. The assumptions regarding the derivative liabilities are disclosed in Note 19.

Impairment of long-lived assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment at each statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit, or “CGU”). The recoverable amount of an asset or a CGU is the higher of its fair value, less costs of disposal, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss by the amount by which the carrying amount of the asset exceeds the recoverable amount.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(a)	Critical accounting estimates and judgements (continued)

Inventory (continued)

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

Business combinations

Judgement is used in determining whether an acquisition is a business combination or an asset acquisition. In determining the allocation of the purchase price in a business combination, including any acquisition-related contingent consideration, estimates including market based and appraisal values are used. The contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not re-measured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or liability is re-measured at subsequent reporting dates in accordance with IAS 39, or IAS 37, as appropriate, with corresponding gain or loss being recognized in profit or loss.

The Company measures all assets acquired and liabilities assumed at their acquisition-date fair values. Non-controlling interests in the acquiree are measured on the basis of the non-controlling interests’ proportionate share of this equity in the acquiree’s identifiable net assets. Acquisition-related costs are recognized as expenses in the periods in which the costs are incurred and the services are received (except for the costs to issue debt or equity securities which are recognized according to specific requirements). The excess aggregate of (a) the consideration transferred to obtain control, the amount of any non-controlling interest in the acquire over (b) the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed, is recognized as goodwill as of the acquisition date.

Significant judgements made in the preparation of these consolidated financial statements include the following areas:

Segmented reporting

The Company must exercise judgement in defining its business segments (Note 25) and allocating revenue, expenses and assets among the segments. The Company bases allocations on the groupings used to manage the business and report to senior management.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(a)	Critical accounting estimates and judgements (continued)

Income taxes

The Company must exercise judgment in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities and contingencies for expected tax audit issues based on the Company’s current understanding of the tax law. For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision.

In addition, the Company recognizes deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

Control of entities being consolidated

The Company must exercise judgement in determining if control exists over entities where the Company does not have direct ownership but does have control through management agreements. The Company consolidates all entities that it controls.

Intangible assets

Intangible assets acquired in a business combination are measured at fair value at the acquisition date. The Company must exercise judgment in identifying intangible assets, in determining their useful life, if any, and in testing for impairment.

(b)	Foreign currency transactions

Foreign currency accounts are translated into each entity’s functional currency as follows:

At the transaction date, each asset, liability, revenue and expense denominated in a foreign currency is translated into the entity’s functional currency by the use of the exchange rate in effect at that date. At the period-end date, unsettled monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at the period-end date and the related translation differences are recognized in net income.

Exchange gains and losses arising on the retranslation of monetary available-for-sale financial assets are treated as a separate component of the change in fair value and recognized in loss for the period. Exchange gains and losses on non-monetary available-for-sale financial assets form part of the overall gain or loss recognized in respect of that financial instrument and are included in profit or loss.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Foreign currency transactions (continued)

Non-monetary assets and liabilities that are measured at historical cost are translated into the functional currency by using the exchange rate in effect at the date of the initial transaction and are not subsequently restated. Non-monetary assets and liabilities that are measured at fair value or a revalued amount are translated into the functional currency by using the exchange rate in effect at the date the value is determined and the related translation differences are recognized in net income or other comprehensive loss consistent with where the gain or loss on the underlying non-monetary asset or liability has been recognized.

(c)	Cash and cash equivalents

Cash and cash equivalents are comprised of cash and highly liquid investments that are readily convertible into known amounts of cash. For the years presented, the Company did not have any cash equivalents.

(d)	Inventories

Inventories of purchased finished goods and packing materials are initially valued at cost and subsequently at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value less costs to sell and complete at harvest which becomes the deemed cost. Any subsequent post-harvest costs are capitalized to inventory to the extent that the cost is less than net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined using the weighted average cost basis. Products for resale and supplies and consumables are valued at lower of cost and net realizable value. The Company reviews inventory for obsolete, redundant and slow-moving goods and any such inventories are written down to net realizable value.

(e)	Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty. The specific recognition criteria described below must also be met before revenue is recognized.

Rental income

The Company accounts for leases and subleases with its tenants as finance leases. At the inception of a finance lease, the Company recognizes a lease receivable for the net present value of the future lease payments, derecognizes the underlying assets from property and equipment and derecognize the right-of-use-asset for the lease on any subleased facility. Lease payments received are primarily recognized with revenue as interest income on lease receivables in the Consolidated Statements of Operations and Comprehensive loss. A portion of the lease payment amortizes the lease receivable.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)	Revenue recognition (continued)

Sale of goods

Revenue from the sale of goods is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer, usually when goods are transferred to the final purchaser.

(f)	Property, plant and equipment

Recognition and measurement

On initial recognition, property, plant and equipment are valued at cost, being the purchase price and directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company. Such costs include appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items. The corresponding liability is recognized within provisions.

Property, plant and equipment is subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land which is not depreciated.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized.

The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

Major maintenance and repairs

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably.

All other repairs and maintenance are charged to the profit or loss during the financial period in which they are incurred.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f)	Property, plant and equipment (continued)

Gains and losses

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount and are recognized on a net basis in profit or loss.

Depreciation

Depreciation is recognized in profit or loss and is provided on a straight-line basis over the estimated useful life of the assets as follows:

Buildings	39 years
Building improvements	39 years
Furniture, equipment, and other	3-10 years
Right-of-use assets	Expected remaining lease term
Leasehold improvements	Remaining life of lease

Depreciation methods, useful lives and residual values are reviewed at each financial period end and adjusted if appropriate.

(g)	Impairment of non-financial assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU) fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre- tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples or other available fair value indicators.

Impairment losses of continuing operations, including impairment on inventories, are recognized in the statement of operations and comprehensive loss in expense categories consistent with the function of the impaired asset, except for a property previously revalued, where the revaluation was taken to other comprehensive income. In this case, the impairment is also recognized in other comprehensive income up to the amount of any previous revaluation.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)	Impairment of non-financial assets (continued)

For assets excluding goodwill, an assessment is made at each reporting date whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior periods. Such reversal is recognized in the statement of operations and comprehensive loss unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

(h)	Goodwill

Goodwill arises from business combinations and is generally determined as the excess of the fair value of the consideration transferred, plus the fair value of any non-controlling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill acquired in a business combination is not amortized but tested for impairment at least annually or more frequently if events and circumstances exists that indicate that a goodwill impairment test should be performed.

(i)	Financial instruments

Financial instruments are initially measured at fair value or fair value plus transaction costs for financial assets not measured at fair value through profit and loss (“FVTPL”). Financial assets are subsequently measured at:

i) FVTPL;

ii) amortized costs;

iii) debt measured at fair value through other comprehensive income (“FVOCI”);

iv) equity investments designated at FVOCI; or

v) financial instruments designated at FVTPL

The classification is based on whether the contractual cash flow characteristics represent “solely payment of principal and interest” (the “SPPI test”) as well as the business model under which the financial assets are managed. Financial assets are required to be reclassified only when the business model under which they are managed has changed. All reclassifications are to be applied prospectively from the reclassification date.

Debt investments are recorded at amortized cost for financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the SPPI test.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)	Financial instruments (continued)

The assessment of whether contractual cash flows on debt instruments meet the SPPI test was made based on the facts and circumstances as at the initial recognition of the financial assets. All financial liabilities held by the Company, other than convertible debentures, are initially measured at fair value and subsequently measured at amortized cost or FVTPL.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than FVTPL, which are expensed as incurred, are included in the initial carrying value of such instruments.

The following table summarizes the original measurement under IFRS 9 for each class of the Company’s financial assets and financial liabilities:

Financial assets	IFRS 9 Classification
Cash and restricted cash	FVTPL
Accounts and other receivables	Amortized cost
Notes receivable – Accucanna (note 10)	FVTPL
Notes receivable	Amortized cost
Investments	FVTPL

Financial liabilities
Accounts payable	Amortized cost
Accrued expenses	Amortized cost
Notes payable and accrued interest	Amortized cost
Contingent consideration payable	FVTPL
Derivative liabilities	FVTPL

Impairment of financial assets

The Company applies an expected credit loss (“ECL”) model to all debt financial assets not held at FVTPL, where credit losses that are expected to transpire in futures years are provided for, irrespective of whether a loss event has occurred or not as at the balance sheet date. For trade receivables, the Company has applied the simplified approach and has calculated ECLs based on lifetime expected credit losses taking into considerations historical credit loss experience and financial factors specific to the debtors and general economic conditions.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)	Financial instruments (continued)

Measurement of fair values

The Company provides information about its financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value:

Level 1	quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(j)	Provisions

Provisions are recognized for liabilities of uncertain timing or amount that have arisen as a result of past transactions, including legal or constructive obligations. The provision is measured at the best estimate of the expenditure required to settle the obligation at the reporting date.

(k)	Share Capital

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares, share options and warrants are classified as equity instruments. Incremental costs directly attributable to the issue of new shares, warrants or options are shown in equity as a deduction, net of tax, from the proceeds.

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the most easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The fair value of the common shares issued in private placements is determined to be the more easily measurable component and are valued at their fair value. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as warrant reserve. If the warrants are exercised, the related amount is reclassified as share capital. If the warrants expire unexercised, the related amount remains in the warrant reserve.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Biological Assets

The Company’s biological assets consist of live cannabis plants. The Company capitalizes all the direct and indirect costs as incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest including labor related costs, grow consumables, materials, utilities, facilities costs, quality and testing costs. All direct and indirect costs of biological assets are capitalized as they are incurred, and they are all subsequently recorded within the line item ‘cost of goods sold’ in profit or loss in the period that the related product is sold. Unrealized fair value gains/losses on growth of biological assets are recorded in a separate line on the statement of operations and comprehensive loss. Biological assets are measured at their fair value less costs to sell and complete on the statement of financial position.

Average harvest yields for the period are used to value plants at the end of the period. The cost to bring each live plant to harvest is estimated based on actual costs to grow plants for the period. The average sales price of cannabis flower is used to value the cannabis at harvest. Using the age of the plant and the harvest date of each plant, a valuation model is used to determine the value of each live plant at the end of the period.

(m)	Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Diluted loss per share has been calculated using the weighted average number of common shares that would have been outstanding during the respective period had all stock options and warrants outstanding and having a dilutive effect been converted into shares at the beginning of the period and the proceeds used to repurchase the Company’s common shares at the average market price for the period. If these computations prove to be anti-dilutive, diluted loss per share is the same as the basic loss per share.

(n)	Income taxes

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantially enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purpose. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit and loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantially enacted by the reporting date.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)	Income taxes (continued)

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(o)	Share based compensation

The stock option plan (Note 21) allows Company employees and consultants to acquire shares of the Company. The fair value of options granted is recognized as a share-based compensation expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes.

Where equity instruments are granted to parties other than employees, they are recorded by reference to the fair value of the services received. If the fair value of the services received cannot be reliably estimated, the Company measures the services received by reference to the fair value of the equity instruments granted, measured at the date the counterparty renders service.

Consideration paid on the exercise of stock options is credited to share capital and the fair value of the options is reclassified from reserves to capital stock.

The fair value is measured at grant date and each tranche is recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the number of stock options that are expected to vest.

(p)	Business Combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The Company measures goodwill as the fair value of the consideration, less the net recognized amount of the identifiable assets and liabilities assumed, all measured at fair value as of the acquisition date. Any excess of the fair value of the net assets acquired over the consideration, is a gain on business acquisition and would be recognized as a gain in the consolidated statement of operations and comprehensive loss.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)	Intangible assets

Intangible assets are recorded at cost less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization is provided on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. The estimated useful lives, residual values, and amortization methods are reviewed at each year end, and any changes in estimates are accounted for prospectively.

The Company amortizes the following intangible assets over the following periods:

Customer relationships	5 years

Trademarks	1 to 10 years

Non-competition agreements	2 to 3 years

Know-how (trade secrets)	5 years

The Company has determined that the cannabis licenses have indefinite useful lives and therefore are not amortized.

4.	NEW ACCOUNTING PRONOUNCEMENTS ADOPTED

Certain pronouncements, issued by the IASB or the IFRS Interpretations Committee (“IFRIC”), were adopted during the period, or were mandatory for the Company’s fiscal periods beginning on or after January 1, 2019. The following pronouncements are relevant to the consolidated financial statements:

(a)	IFRS 16 Leases (“IFRS 16”)

On January 1, 2019, the Company adopted IFRS 16 – Leases (“IFRS 16”) which replaced IAS 17 – Leases and IFRIC 4 – Determining Whether an Arrangement Contains a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases. The standard is effective for annual periods beginning on or after January 1, 2019. IFRS 16 eliminates the classification of leases as either operating leases or finance leases for a lessee. Instead, all leases are treated in a similar way to finance leases as applied under IAS 17. IFRS 16 does not require a lessee to recognize assets and liabilities for short-term leases (leases of 12 months or less) or leases of low-value assets. The Company applied IFRS 16 using the modified retrospective method. Under this method, comparative financial information has not been restated and will continue to be reported under the accounting standards in effect for those periods. The Company has recognized lease liabilities related to its lease commitments for its building, facility and office leases. The lease liabilities were measured at the present value of the remaining minimum lease payments, discounted using the Company’s estimated incremental borrowing rate as at January 1, 2019, the date of initial application, resulting in no adjustment to the opening balance of deficit. The associated right-of-use assets were recognized at the lease liabilities amount, adjusted by the amount of accrued lease payments relating to the leases recognized in the statement of financial position immediately before initial adoption on January 1, 2019.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

4.	NEW ACCOUNTING PRONOUNCEMENTS ADOPTED (CONTINUED)

(a)	IFRS 16 Leases (“IFRS 16”) (continued)

The Company elected to apply the following recognition exemptions and practical expedients, as described under IFRS 16:

i)	recognition exemption of short-term leases;

ii)	recognition exemption of low-value leases;

iii)	application of a single discount rate to a portfolio of leases with similar characteristics on transition;

iv)	exclusion of initial direct costs from the measurement of the right-of-use assets upon transition;

v)	application of hindsight in determining the applicable lease term at the date of transition; and

vi)	election to not separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

The following table summarizes the adjustments to opening balances resulting from the initial adoption of IFRS 16:

As at January 1, 2019	Previously Reported under IAS 17	IFRS 16 Transition Adjustments	As reported under IFRS 16
Right-of-use assets	$—	$5,580	$5,580
Deferred rent	$(230)	$230	$—
Lease liabilities	$(87)	$(5,810)	$(5,897)

The Company recognized lease liabilities measured using its interdental borrowing rate at January 1, 2019. Weighted average incremental borrowing rate applied is 10.25%.

Operating lease commitments as at December 31, 2018	$9,137
Discounted using the incremental borrowing rate at January 1, 2019	(3,327)

$5,810

As a result of adopting IFRS 16, the Company updated its lease accounting policies as follows:

The Company assesses whether a contract is or contains a lease at inception of the contract. A lease is recognized as a right-of-use asset and corresponding liability at the commencement date. Each lease payment included in the lease liability is apportioned between the repayment of the liability and an interest expense. Lease liabilities represent the net present value of fixed lease payments (including in-substance fixed payments); variable lease payments based on an index, rate, or subject to a fair market value renewal condition; amounts expected to be payable by the lessee under residual value guarantees, the exercise price of a purchase option if the Company is reasonably certain to exercise that option, and payments of penalties for terminating the lease, if it is probable that the lessee will exercise that option.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

4.	NEW ACCOUNTING PRONOUNCEMENTS ADOPTED (CONTINUED)

(a)	IFRS 16 Leases (“IFRS 16”) (continued)

The Company’s lease liability is recognized net of lease incentives receivable. The lease payments are discounted using the interest rate implicit in the lease or, if that rate cannot be determined, the Company’s incremental borrowing rate. The period over which the lease payments are discounted is the expected lease term, including renewal and termination options that the Company is reasonably certain to exercise. Payments associated with short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis in general and administration and sales and marketing expense in the statement of operations and comprehensive loss. Short-term leases are defined as leases with a lease term of 12 months or less. Variable lease payments that do not depend on an index, rate, or subject to a fair market value renewal condition are expensed as incurred and recognized in costs of goods sold, general and administration or sales and marketing expense, as appropriate given how the underlying leased asset is used, in the statement of operations and comprehensive loss.

Right-of-use assets are measured at cost, which is calculated as the amount of the initial measurement of lease liability plus any lease payments made at or before the commencement date, any initial direct costs and related restoration costs. The right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the useful life of the underlying asset. The depreciation is recognized from the commencement date of the lease.

(b)	IFRIC 23- Uncertainty over Income Tax Treatments (“IFRIC 23”)

This standard clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. The Company adopted this standard on January 1, 2019, which did not have a significant effect on the Company’s consolidated financial statements.

There are no other pending IFRSs or IFRIC interpretations that are expected to be relevant to the Company’s financial statements.

5.	CAPITAL MANAGEMENT

The Company’s primary objectives, when managing its capital, are to maintain adequate levels of funding to support the operations of the Company and to maintain corporate and administrative functions. The Company defines capital as notes payable, convertible notes and equity, consisting of the issued units of the Company. The capital structure of the Company is managed to provide sufficient funding for planned operating activities of the Company. Funds are primarily secured through a combination of equity capital raised by way of private placements and debt. There can be no assurances that the Company will be able to continue raising equity capital and debt in this manner.

There were no changes to the Company’s approach to capital management during the year ended December 31, 2019 from the year ended December 31, 2018. The Company is exposed to certain externally imposed capital requirements, as described in Note 16 compliance with these covenants was suspended by the lender until July 31, 2020.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

6.	CASH AND RESTRICTED CASH

Cash at banks earns interest at floating rates based on daily bank deposit rates. The Company had $2,352 and $nil in restricted cash at December 31, 2019 and 2018, respectively, held under the terms of a debt facility (Note 16).

7.	DEPOSITS

Long-term deposits are made up of the following:

	December 31, 2019	December 31, 2018
Deposits on equipment	$3,505	$—
Deposits on construction	1,500	—
Other long term deposits	1,341	789

Total	$6,346	$789

8.	INVENTORY

Raw material is harvested cannabis where the flower has not been removed. Work in process is processed bulk flower and processed cannabis oil. Finished goods are cultivation supplies to be sold to cultivators, purchased and manufactured packaged flower, pre-rolls, vape cartridges, edibles, CBD products, and paraphernalia.

	December 31, 2019	December 31, 2018
Raw materials – harvested cannabis	$659	$248
Raw materials – CBD and ingredients	76	—
Work in process – flower and extract	6,098	3,437
Finished goods – cultivation supplies	677	—
Finished goods – packaged products	1,628	400

Total	$9,138	$4,085

The Company recorded an impairment of $483 (2018 - $nil) on the value of inventory during the year ended December 31, 2019, included in selling and marketing expenses.

During 2019 and 2018, no inventory was pledged as collateral.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

9.	BIOLOGICAL ASSETS

Biological assets consist of live cannabis plants. For the years ended December 31, 2019 and 2018, the changes in the carrying value of biological assets are shown below.

	December 31, 2019	December 31, 2018
Opening balance	$755	$—
Acquired from HPI purchase (Note 14)	—	411
Cost to grow harvested and live plants	7,246	2,000
Net change in fair value less costs to sell due to biological transformation	782	418
Transferred to inventory upon harvest	(6,596)	(2,074)

Total	$2,187	$755

The following significant unobservable inputs, all of which are classified as level 3 on the fair value hierarchy, were used by management as part of this model:

•	Selling price—calculated as the annual historical selling price for flower sold by the Company, which is expected to approximate future selling prices.

•	Percentage of completion—represents the percentage of total expected costs incurred from growing biological assets as of the measurement date.

•	Yield per plant—represents the expected number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant.

•	Wastage—represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested.

•

Post-harvest costs—calculated as the cost per gram of harvested cannabis to complete the product post-harvest, consisting of the cost of direct and indirect materials and labor related to labeling and packaging.

The following table quantifies each significant unobservable input and also provides the impact of a 5% increase/decrease in each input would have on the fair value of biological assets:

	December 31, 2019	December 31, 2018	5% Change as of 12/31/19	5% Change as if 12/31/18
Average selling price of flower per gram	$6.30	$7.63	$109	$55
Post harvesting costs per gram	$1.75	$2.32	$21	$13
Yield per plant in grams	142	122	$109	$38
Percentage of completion	65%	46%	$108	$40

Biological assets are measured using Level 3 inputs, and therefore are subject to volatility and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

Biological assets were on average at a more advanced stage of growth in 2019 (65% complete) compared to December 31, 2018 (46% complete). The Company aggregates fair value on a percentage of completion. As a result, a cannabis plant that is 50% through its estimated total grow cycle would be ascribed approximately 50% of its harvest date expected fair value (subject to wastage adjustments).

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

10.	NOTES RECEIVABLE

	December 31, 2019	December 31, 2018
Accucanna Note (1)	$1,597	$—
NWCS and 7 Point Notes (2)	586	—
Related Party Notes (3)	696	1,392
Other	41	—

Total	$2,920	$1,392
Less: notes receivable, current	(1,871)	—

Notes receivable, long term	$1,049	$1,392

(1) Accucanna Note

The Company, as part of the Cannex acquisition (Note 14), acquired a loan receivable from Accucanna, LLC (“Accucanna”), a California cannabis dispensary licensee which shared significant common ownership with Pure Ratios. The $1,500 loan is evidenced by a secured convertible promissory note. The note bears interest of 10% for the first six months, 18% thereafter, and matures on February 25, 2020. The Company may at its sole discretion convert all outstanding principal and interest owing into membership interest of Accucanna at a price equal to the first bona fide equity financing completed by Accucanna after February 25, 2019; there have been no such financings. Subsequent to December 31, 2019, the note receivable was amended (Note 29).

As at December 31, 2019, the balance outstanding is $1,597 (includes $97 of interest receivable).

(2) NWCS and 7Point Notes

The Company acquired three notes receivable in the Cannex business combination (Note 14). The notes bear interest ranging from 10% – 13% per annum and are repayable in installments totaling $22 per month, maturing in 2022.    The notes were issued to NWCS and 7 Point who are related parties (Note 22).

(3) Related Party Notes

The Company held various loans totaling $696 and $1,392 at December 31, 2019, and December 31, 2018, respectively, from related parties that hold cannabis licenses, have applied for cannabis licenses, or control real estate that can be used for a cannabis facility. The parties are related because a Company executive is a member of the Board of Managers of the party, or employees of the Company have a significant ownership of the party. The loans are unsecured, non – interest bearing, and are payable on demand.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

11.	INVESTMENTS

As at December 31, the Company holds investments of equity in private companies as follows:

	December 31, 2019	December 31, 2018
HelloMe Inc., a California-based company focused on products on the beauty and wellness industry.	$509	$—
LemonHaze Inc., a Washington-based private cannabis event company.	150	—
Retail Education Tools, Inc., a Washington-based start-up application company focused on marketing tools for emerging cannabis companies.	100	—

Total	$759	$—

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

12.	PROPERTY AND EQUIPMENT

Property and equipment and related depreciation are summarized in the table below:

Cost	Buildings	Building Improvements	Furniture, Equipment, and Other	Leasehold Improvements	Total
Balance, December 31, 2017	$674	$2,086	$924	$2,308	$5,992
Additions	—	563	1,638	7,674	9,875
Acquisitions (Note 14)	—	—	312	4,210	4,522

Balance, December 31, 2018	$674	$2,649	$2,874	$14,192	$20,389
Additions	7,487	1,983	4,273	9,289	23,032
Cannex acquisition (Note 14)	—	—	297	933	1,230
Other acquisitions (Note 14)	—	—	60	204	264

Balance, December 31, 2019	$8,161	$4,632	$7,504	$24,618	$44,915

Accumulated Depreciation
Balance, December 31, 2017	$—	$—	$59	$39	$98
Depreciation	12	174	115	141	442

Balance, December 31, 2018	$12	$174	$174	$180	$540
Depreciation	101	305	763	1,384	2,553

Balance, December 31, 2019	$113	$479	$937	$1,564	$3,093

Net book value
January 1, 2018	$674	$2,086	$865	$2,269	$5,894
December 31, 2018	$662	$2,475	$2,700	$14,012	$19,849
December 31, 2019	$8,048	$4,153	$6,567	$23,054	$41,822

Approximately $41,000 of property and equipment is secured by LI Lending as collateral on the LI Lending note (Note 16). There were no significant contractual commitments for future capital expenditures as of December 31, 2019 and 2018.

Depreciation expense for the year ended December 31, 2019 and 2018 was $3,394 and $442 respectively. For the year ended December 31, 2019, depreciation expense includes $841 of depreciation relating to ROU assets in 2019 (Note 15). Depreciation of $1,009 and $155 was included in cost of goods sold for the years ended December 31, 2019 and 2018, respectively.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

13.	INTANGIBLE ASSETS AND GOODWILL

The net book value of intangible assets including trademarks acquired through the business combination with Cannex at December 31, 2019 and 2018 comprised:

(a)	Goodwill

A summary of goodwill is as follows:

Balance, December 31, 2017	$—
Acquisition (Note 14)	6,066
Balance, December 31, 2018	6,066
Cannex acquisition (Note 14)	166,557
Om Acquisition (Note 14)	1,435
PHX Acquisition (Note 14)	6,225
Impairment	(146,295)

Balance, December 31, 2019	$33,988

(b)	Intangible Assets

	Licenses	Customer Relationships	Non-Competition Agreements	Trademarks	Know-How	Total
Balance, December 31, 2017	$1,141	—	$—	$—	$—	$1,141
Acquisition (Note 14)	17,600	2,900	250	100	—	20,850
Accumulated amortization	—	(73)	(13)	(12)	—	(98)

Balance, December 31, 2018	$18,741	$2,827	$237	$88	$—	$21,893

Cannex acquisition (Note 14)	—	—	—	3,900	9,700	13,600
Om of Medicine acquisition (Note 14)	7,700	—	—	—	—	7,700
Accumulated amortization	—	(580)	(100)	(263)	(808)	(1,751)

Balance, December 31, 2019	$26,441	$2,247	$137	$3,725	$8,892	$41,442

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

13.	INTANGIBLE ASSETS AND GOODWILL (CONTINUED)

(c)	Impairment of Intangible Assets and Goodwill

On an annual basis, the Company assesses the Company’s CGUs for indicators of impairment or when facts or circumstances suggest that the carrying amount may exceed the recoverable amount. Goodwill is tested for impairment annually. For the purpose of impairment testing, goodwill is allocated to the Company’s CGUs to which it relates.

The Company performed its annual impairment test and estimated the recoverable amount of its goodwill and intangible assets based on the higher of fair value less cost of disposal (FVLCD) and Value in Use (“VIU”).

As the operating segment is comprised of various CGUs, management tested the individual CGUs, which had indicators of impairment, for impairment before the operating segment which contains the associated goodwill. The recoverable amount of all CGUs was determined based on the FVLCD using level 3 inputs in a Discounted Cash Flow (“DCF”) methodology (with the exception of PHX Interactive LLC, which was based on subsequent sale).

The significant assumptions applied in the determination of the recoverable amount are described below:

i)

Cash flows: Estimated cash flows were projected based on actual operating results from internal sources as well as industry and market trends. The forecasts are extended to a total of five years (and a terminal year thereafter);

ii)	Terminal value growth rate: The terminal growth rate was based on historical and projected consumer price inflation, historical and projected economic indicators; and

iii)

Post-tax discount rate: The post-tax discount rate is reflective of the CGUs Weighted Average Cost of Capital (“WACC”), from a market participant perspective. The WACC was estimated based on the risk-free rate, equity risk premium, beta adjustment to the equity risk premium based on a direct comparison approach, an unsystematic risk premium, and after-tax cost of debt based on corporate bond yields.

Key assumptions used in calculating the recoverable amount for each CGU tested for impairment as at December 31, 2019 is outlined in the following:

	Production CGU	Pure Ratios CGU	Real Estate CGU	Om of Medicine CGU	Healthy Pharms, Inc., (Retail) CGU
Terminal value growth rate	3.0%	3.0%	N/A	3.0%	3.0%
Discount rate	40.0%	30.0%	17.5%	22.5%	30.0%
Five year compound annual revenue growth rate	59.8%	81.4%	N/A	29.5%	27.3%

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

13.	INTANGIBLE ASSETS AND GOODWILL (CONTINUED)

(c)	Impairment of Intangible Assets and Goodwill (continued)

The carrying amount of goodwill and intangible assets exceeded their recoverable amount and as a result the Company recognized goodwill impairment of $146,295.

Brightleaf CGU

The Company’s Brightleaf CGU represents its operations in Cannex Holdings California Inc., Illinois Grown Medicine, LLC, the production division of Healthy Pharms Inc., and the production division of Mission Massachusetts Inc. As a result of the impairment test, management concluded that the carrying value was higher than the recoverable amount and recorded impairment losses of $112,530 during the year ended December 31, 2019 ($nil for the year ended December 31, 2018). Management allocated the impairment loss based on the relative carrying amounts of the CGU’s assets at the impairment date, with no individual asset being reduced below its recoverable amount. The impairment loss was fully allocated to goodwill.

Pure Ratios CGU

The Company’s Pure Ratios CGU represents the operations of a CBD-focused wellness company. As a result of the impairment test, management concluded that the carrying value was higher than the recoverable amount and recorded impairment losses of $18,876 during the year ended December 31, 2019 ($nil for the year ended December 31, 2018). Management allocated the impairment loss based on the relative carrying amounts of the CGU’s assets at the impairment date, with no individual asset being reduced below its recoverable amount. The impairment loss was fully allocated to goodwill.

Real Estate CGU

The Company’s Real Estate CGU represents the leases it manages for two facilities in Washington State. Management concluded that the recoverable amount was higher than the carrying value at December 31, 2019, and no impairment was recognized within the Real Estate CGU.

Om of Medicine

The Company’s Om of Medicine CGU represents a cannabis dispensary in Michigan that was acquired by the Company in 2019. As a result of the impairment test, management concluded that the carrying value was higher than the recoverable amount and recorded impairment losses of $2,651 during the year ended December 31, 2019 ($nil for the year ended December 31, 2018). Management allocated the impairment loss based on the relative carrying amounts of the CGU’s assets at the impairment date, with no individual asset being reduced below its recoverable amount. The impairment loss was fully allocated to goodwill.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

13.	INTANGIBLE ASSETS AND GOODWILL (CONTINUED)

(c)	Impairment of Intangible Assets and Goodwill (continued)

Healthy Pharms – Retail

The Company’s Healthy Pharms – Retail CGU represents the dispensary division of Healthy Pharms Inc (HPI), which was acquired by the Company in 2018. As a result of the impairment test, management concluded that the carrying value was higher than the recoverable amount and recorded impairment losses of $11,146 during the year ended December 31, 2019 ($nil for the year ended December 31, 2018). Management allocated the impairment loss based on the relative carrying amounts of the CGU’s assets at the impairment date, with no individual asset being reduced below its recoverable amount. The impairment loss was fully allocated to goodwill.

Greens Goddess

The Company’s Greens Goddess CGU represents a cannabis dispensary in Arizona that was acquired by the Company in 2019. Greens Goddess was sold subsequent to year end (Note 29) for $6,000. The Company used the sale price, less disposal costs as the recoverable amount at December 31, 2019. As a result of the impairment test, management concluded that the carrying value was higher than the recoverable amount and recorded impairment losses of $1,092 during the year ended December 31, 2019 ($nil for the year ended December 31, 2018). Management allocated the impairment loss based on the relative carrying amounts of the CGU’s assets at the impairment date, with no individual asset being reduced below its recoverable amount. The impairment loss was fully allocated to goodwill.

14.	ACQUISITIONS AND BUSINESS COMBINATIONS

During the year ended December 31, 2019:

Cannex Capital Holdings, Inc.

On July 31, 2019, 4Front Holdings LLC (“Holdings”) and Cannex Capital Holdings, Inc. (“Cannex”) completed their business combination and the creation of 4Front Ventures Corp. (“4Front”). The acquisition combines Cannex’s understanding of large-scale cultivation and manufacturing operations with 4Front’s existing asset base and its retail and regulatory capabilities.

The business combination was completed by way of a plan of arrangement agreement under the Business Corporations Act (British Columbia) pursuant to the terms of the business combination agreement among Holdings, Cannex, 4Front and 1196260 B.C. Ltd. dated March 1, 2019, as amended (the “Arrangement Agreement”). Pursuant to the terms of the Arrangement Agreement, the former owners of Holdings exchanged, through a series of transactions, their respective interests in Holdings in exchange for a total of 340.4 million shares in 4Front when calculated as if all share classes were converted to Subordinate Voting Shares.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

14.	ACQUISITIONS AND BUSINESS COMBINATIONS (CONTINUED)

Holdings has been identified for accounting purposes as the acquirer, and accordingly 4Front is considered a continuation of Holdings and the net assets of Cannex on July 31, 2019, the date of the business combination, are deemed to have been acquired by Holdings.

The Company recorded the acquired balance at fair value as determined by third party valuation firms. The purchase price allocation (PPA) is preliminary and the Company has up to one year to make adjustments to the purchase price allocation. The following table summarizes the preliminary purchase price allocation:

Consideration transferred:
Equity issued (1)	$181,110
Fair value of GGP warrants (2)	5,779
Replacement warrants (3)	5,317
Replacement stock options (4)	6,825

Total	$199,031

Fair value of net assets acquired:
Cash	$9,119
Accounts receivable	1,869
Prepaid expenses	352
Inventory	527
Property and equipment	1,230
Notes receivable	2,233
Notes receivable – 4Front (5)	12,497
Deposits – equipment	2,182
Deposits – real estate	820
Right-of-use assets	15,160
Investments	759
Lease receivables	33,192
Intangible assets	13,600
Goodwill	166,557
Accounts payable and accrued liabilities	(3,042)
Notes payable	(201)
Contingent consideration payable – Pure Ratios (See Note 23)	(1,500)
Convertible notes	(39,881)
Lease liability	(16,442)

$199,031

(1)	As part of the business combination, 190,482,146 shares were issued to Cannex investors with a value of $0.95 per share ($1.25 CAD).

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

14.	ACQUISITIONS AND BUSINESS COMBINATIONS (CONTINUED)

Cannex Capital Holdings, Inc. (Continued)

(2)	On July 31, 2019, 13,521,328 warrants that were held by Gotham Green Partners (the “GGP Warrants”) were replaced with warrants with the same terms in 4Front Ventures Corp, with a fair value of $5,779.

In determining the fair value of the warrants issued to GGP, the Company used the Black-Scholes option pricing model with the following weighted average assumptions:

July 31, 2019
Risk-Free Interest Rate	1.84%
Expected Life of Options (years)	2.31
Expected Annualized Volatility	89%
Expected Forfeiture Rate	nil
Expected Dividend Yield	nil
Black-Scholes Value of Each Option	$0.43

(3)

On July 31, 2019, 25,251,757 warrants that were held by third parties, were replaced with warrants with the same terms in 4Front Ventures Corp, which had a total fair value of $5,317 determined using the Black-Scholes valuation model (Note 19). The value of these warrants is recorded as derivative liability, as the exercise price of these warrants are denominated in a foreign currency, Canadian Dollars.

(4)

On July 31, 2019, 16,346,665 stock options held by Cannex shareholders were replaced with stock options of 4Front. These replacement options had the same terms as the original options. The fair value of the replacement options was $9,098, determined using the Black-Scholes model (Note 21). The consideration for the business combination includes $6,825 for replacement options, relating to past service with the remaining $2,273 recognized over the vesting period. Included in total share-based compensation during the year ended December 31, 2019, is $967 relating to replacement options vested subsequent to the July 31, 2019.

(5)	As at July 31, 2019, Cannex had advanced the Company $12,497. The note is eliminated upon consolidation.

Intangible assets comprise of trademarks with a fair value of $3,900 and know-how with a fair value of $9,700. The goodwill of $166,557 is attributable mainly to the skills and technical expertise of Cannex’s work force and the synergies expected to be achieved from integrating Cannex into 4Front’s existing Cannabis business. None of the goodwill recognised is expected to be deductible for tax purposes. For further details on intangible assets and goodwill, see Note 13.

Acquisition costs of $2,324, were excluded from the consideration transferred, and were included in Selling, General and Administrative Expenses in the year ended December 31, 2019.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

14.	ACQUISITIONS AND BUSINESS COMBINATIONS (CONTINUED)

Om of Medicine LLC

On April 15, 2019, the Company acquired 100% of Om of Medicine LLC (“OM of Medicine”), a dispensary in Michigan. An application for change of ownership has been submitted with the State of Michigan and is pending. The purpose of the acquisition was to expand the Company’s presence to Michigan.

The acquisition was accounted for in accordance with IFRS 3, and related operating results are included in the accompanying consolidated statements of operations, changes in equity and statement of cash flows for periods subsequent to the date of acquisition.

Goodwill arose because the consideration paid for the business acquisition reflected the benefit of expected revenue growth and future market development. None of the goodwill is expected to be deductible for tax purposes.

The transaction was accounted for by the Company as a business combination, with the results included in the Company’s net earnings from the date of acquisition. The assets acquired and the liabilities assumed have been recorded by the Company at fair value as determined by the Company.

The following table summarizes the preliminary purchase price allocation:

Consideration transferred:
Cash	$227
Contingent consideration (1)	3,750
Payables issued (2)	1,058
Equity paid (3)	4,400

Total	$9,435

Fair value of net assets acquired:
Cash	$51
Inventory	298
Property and equipment	192
Right-of-use assets	574
Goodwill	1,435
Intangible assets	7,700
Accounts payable and accrued liabilities	(161)
Notes payable	(80)
Lease liability	(574)

$9,435

(1)	Contingent consideration is payable depending on reaching certain future sales targets by Om of Medicine LLC. The Company determined the contingent payments to be $3,750. See Note 23.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

14.	ACQUISITIONS AND BUSINESS COMBINATIONS (CONTINUED)

Om of Medicine LLC (continued)

(2)	Consists of $1,058 held back by the Company to pay future taxes, other expenses or payments to the sellers.
(3)	As part of the business combination, 9,040 Class F shares were issued which were valued at $4,400.

Acquisition costs of $29, were excluded from the consideration transferred, and were included in Selling, General and Administrative Expenses in the period in which they were incurred.

PHX Interactive, LLC

On February 22, 2019, the Company completed an acquisition of 100% of PHX Interactive, LLC (“PHX”), an entity that operates Greens Goddess Products, Inc., a cannabis license holder and dispensary operator in Phoenix, Arizona. The purpose of the acquisition was to expand the Company’s operations to Arizona.

The acquisition was accounted for in accordance with IFRS 3, and related operating results are included in the accompanying consolidated statements of operations and comprehensive loss, changes in equity and statement of cash flows for periods subsequent to the date of acquisition. Due to a management agreement between PHX and Greens Goddess, PHX controls Greens Goddess and the Company consolidates both PHX and Greens Goddess from the date of acquisition.

Goodwill arose because the consideration paid for the business acquisition reflected the benefit of expected revenue growth and future market development. These benefits were not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets. Goodwill is not expected to be deductible for tax purposes.

The transaction was accounted for by the Company as a business combination, with the results included in the Company’s net earnings from the date of acquisition. The assets acquired and the liabilities assumed have been recorded by the Company at fair value as determined by the Company.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

14.	ACQUISITIONS AND BUSINESS COMBINATIONS (CONTINUED)

PHX Interactive, LLC (continued)

The following table summarizes the preliminary purchase price allocation:

Consideration transferred:
Cash	$3,360
Payables issued (1)	305
Equity paid (2)	2,675

Total	$6,340

Fair value of net assets acquired:
Cash	$102
Inventory	91
Property and equipment	72
Deposits	2
Goodwill	6,225
Accounts payable and accrued liabilities	(152)

6,340

(1)	Consists of $305 held back by the Company to pay certain vendor payables.
(2)	As part of the business combination, 5,496 Class F shares were issued which were valued at $2,675.

Subsequent to December 31, 2019, the Company sold PHX and Green Goddess to a third party for cash of $6,000 (Note 29).

Preliminary Fair Value Estimates

The purchase price allocations for the acquisitions, as set forth in the tables above, reflect various preliminary fair value estimates and analyses that are subject to change within the measurement period. The primary areas of the preliminary purchase price allocations relate to the valuation of deferred tax liabilities, intangible assets acquired and residual goodwill. The Company expects to continue to obtain information to assist in determining the fair value of the net assets acquired at the acquisition date during the measurement period. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company’s consolidated financial statements and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could be affected.

Acquisition Results and Unaudited Supplemental Pro Forma Financial Information

Total revenue of $11,256 and net losses of $162,302 from the business combinations above are included in the consolidated statements of operations and comprehensive loss from the dates of the respective acquisitions. Had the acquisitions occurred on January 1, 2019, additional revenues of $40,589 and additional net losses of $178,141 would have been included in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2019.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

14.	ACQUISITIONS AND BUSINESS COMBINATIONS (CONTINUED)

During the year ended December 31, 2018:

Healthy Pharms Inc.

On November 13, 2018, the Company completed an acquisition of 100% of Healthy Pharms Inc., an entity that owns cannabis licenses in Massachusetts and operates two dispensaries and one vertically integrated production facility. The purchase price was $33,835 and was paid in cash of approximately $21,250, the issuance of 7,605 Class E units with an approximate value of $3,500, and the issuance of a $9,085 note payable. The interest rate on the note is 15% per annum. This note was paid in full in 2019.

In addition, the Company agreed to pay $5,429 to the sellers for the value of the HPI inventory. A $207 payment was made on March 13, 2019, and a payment was due July 13, 2019 (based on gross sales), with the final payment due on November 13, 2019. On November 18, 2019, the agreement was amended to reflect a 10% discount of the amount due for a total of $4,886. The amendment extended the payment due date to May 18, 2020. See Note 29 for information on further extension of this note.

The purpose of the acquisition was to expand the Company’s operations in Massachusetts. Goodwill arose because the consideration paid for the business acquisition reflected the benefit of expected revenue growth and future market development. These benefits were not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets. Goodwill is not expected to be deductible for tax purposes.

The transaction is accounted for by the Company as a business combination, with the results included in the Company’s net earnings from the date of acquisition. The assets acquired and the liabilities assumed have been recorded by the Company at fair value as determined by the Company.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

14.	ACQUISITIONS AND BUSINESS COMBINATIONS (CONTINUED)

Healthy Pharms Inc. (continued)

The following table summarizes the preliminary purchase price allocation:

Consideration transferred:
Cash	$21,250
Notes payable issued	9,085
Equity issued	3,500

Total	$33,835

Fair value of net assets acquired:
Cash	$269
Prepaid expenses	70
Inventory	2,600
Biological assets	411
Property and equipment	4,522
Deposits	139
Intangible assets	20,850
Goodwill	6,065
Accounts payable and accrued liabilities	(223)
Income tax payable	(543)
Deferred tax liability	(232)
Finance lease payables	(93)

$33,835

Acquisition costs, of $126 were excluded from the consideration transferred, and were included in General and Administrative expenses in the period in which they were incurred.

Acquisition Results and Unaudited Supplemental Pro Forma Financial Information

Had the acquisition occurred on January 1, 2018, additional revenues of $4,229 and additional net losses of $876 would have been included in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2018.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

15.	LEASES

(a)	The Company as a Lessee

The Company initially adopted IFRS 16 effective January 1, 2019, whereby the amount recognized as a right-of-use asset was equal to the present value of the future lease payments due under outstanding leases at January 1, 2019. The right-of-use assets are being depreciated on a straight-line basis over the remaining term of the underlying lease as there are no options to acquire or otherwise transfer ownership of the underlying asset to the Company at the end of the lease term. Right of use assets consist of the following:

Building, facilities, offices
Balance, January 1, 2019	$—
Adoption of IFRS 16 (Note 4)	5,580
Acquisition (Note 14)	15,734
Additions	936
Disposals	(933)
Depreciation	(841)

Balance, December 31, 2019	$20,476

The lease obligations consists of the following:

	2019	2018
Balance, beginning of the year	$87	$—
Adoption of IFRS 16 (Note 4)	5,810	—
Acquisitions (Note 14)	17,016	86
Additions	936	—
Disposals	(968)	—
Interest	1,157	1
Principal payments	(2,090)	—

Balance, end of the year	$21,948	$—
Less current portion	(972)	—

Long term lease obligations	$20,976	$87

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

15.	LEASES (CONTINUED)

(a)	The Company as a Lessee (continued)

Future minimum lease payments (principal and interest) on the leases is as follows:

December 31, 2019
2020	$3,734
2021	3,805
2022	3,845
2023	3,701
2024	3,507
Thereafter	15,778

Total minimum lease payments	$34,370
Effect of discounting	(12,422)

Present value of minimum lease payments	$21,948
Current portion lease obligations	(972)

Long term lease obligations	$20,976

The Company has right-of-use assets and lease liabilities for leased real estate for dispensaries, cultivation facilities and office space. The incremental borrowing rate for the Company at January 1, 2019 and through December 31, 2019 was 10.25%.

Total expenses during the year ended December 31, 2019 relating to short-term leases and low-value leases totaled $nil and $nil, respectively.

(b)	The Company as a Lessor:

The Company is a landlord for one lease and one sublease for cannabis facilities with two licensed cannabis cultivators in the state of Washington. The Company acquired these leases in the Cannex business combination (Note 14). The Company owns one of the facilities and leases the other from a third party. The following table summarizes changes in the Company’s lease receivables:

Balance, December 31, 2018 and 2017	$—
Acquired on acquisition (Note 14)	33,192
Interest	4,528
Lease payments received	(4,220)

Balance, December 31, 2019	$35,500
Less current portion	(9,556)

Long term lease receivable	$23,944

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

15.	LEASES (CONTINUED)

(b)	The Company as a Lessor (continued):

Future minimum lease payments receivable (principal and interest) on the leases is as follows:

As at December 31, 2019
2020	$10,966
2021	11,846
2022	12,725
2023	1,575
Thereafter	—

Total minimum lease payments	$37,112
Effect of discounting	(3,612)

Present value of minimum lease payments	$33,500
Current portion lease receivable	(9,556)

Long term lease receivable	$23,944

16.	NOTES PAYABLE AND CONVERTIBLE NOTES

	Gotham Green Partners, LLC	LI Lending, LLC	Other Loans	Total
Balance, December 31, 2017	$—	$—	$3,795	$3,795
Accrued interest	—	—	414	414
Converted into Class D Units	—	—	(4,096)	(4,096)
Acquisition of HPI	—	—	9,085	9,085

Balance, December 31, 2018	$—	$—	$9,198	$9,198

Acquisitions (Note 14)	39,881	—	—	39,881
Equity component	(4,874)	—	—	(4,874)
Loans advanced, net	—	44,194	4,145	48,339
Loan payments	(953)	—	(4,058)	(5,011)
Accretion income	(337)	—	—	(337)
Accrued interest	1,890	95	—	1,985

Balance, December 31, 2019	$35,607	$44,289	$9,285	$89,181

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

16.	NOTES PAYABLE AND CONVERTIBLE NOTES (CONTINUED)

	Gotham Green Partners, LLC	LI Lending, LLC	Other Loans	Total
Balance, December 31, 2018	$—	$—	$9,198	$9,198
Less current portion	—	—	(9,198)	(9,198)

Long term portion	$—	$—	$—	$—

Balance, December 31, 2019	$35,607	$44,289	$9,285	$89,181
Less current portion	—	—	(7,382)	(7,382)

Long term portion	$35,607	$44,289	$1,903	$81,799

Gotham Green Partners LLC

Through the Cannex business combination (Note 14), the Company assumed senior secured convertible notes issued to Gotham Green Partners LLC (“GGP”). The convertible loan has a fair value on acquisition of $39,881 which was determined as the present value of the loan and the fair value of the conversion feature. The fair value of the conversion feature was determined to be $4,874 based on the acquisition date intrinsic value of the option. Upon acquisition, the Company reclassified the fair value of the conversion feature to equity.

The convertible loans have a principal value of $33,502 and a maturity date of November 21, 2021. The notes have a coupon of LIBOR +11% in year 1, LIBOR +10% in year 2 and LIBOR +9.5% in year 3, with agreed voluntary prepayment rights. 50% of the interest accrued monthly is payable in cash and 50% of the interest remains outstanding and accrued.

The notes are exchangeable into shares of the Company at $0.83 per common share. The notes include 7,000,000 warrants to purchase shares for $1.00 per share, 4,511,279 warrants to purchase in shares for $1.33 per share, and 2,010,050 to purchase shares for $1.99 per share (Note 19).

The Company used an independent valuation company to value the notes as of July 31, 2019 using 10.25%, discount rate which management determined was the rate for similar notes with no conversion feature or warrants. During the year ended December 31, 2019, the Company recorded $337 in accretion income in relation to the convertible notes.

The Company has financial ratio covenants pertaining to the GGP notes including a fixed charge coverage ratio of above 1:1 and a debt-to-EBITDA ratio below 5:1, with debt calculated as debt less of any unrestricted cash. As part of the GGP approval of the business combination with Cannex, the Company’s compliance with the financial ratio covenants was suspended until after July 31, 2020. The financial ratio covenants were modified subsequent to year end as described in Note 29.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

16.	NOTES PAYABLE AND CONVERTIBLE NOTES (CONTINUED)

LI Lending LLC

On May 10, 2019, the Company entered into a loan agreement with LI Lending LLC, a related party, for up to $50,000. LI Lending LLC is related by virtue of an officer of the Company being a part-owner of LI Lending LLC. As at December 31, 2019, the Company had drawn $45,000 on the loan, with transaction cost of $711.

The funds advanced under the loan are kept in a bank account that is owned by the Company, however, control can be assumed by the lender in the event of default on the loan. The funds can be used for permitted uses which include the acquisition and development of real estate to be used for cannabis operations.

The loan matures on May 10, 2024 and bears interest at 10.25%. Monthly interest-only payments are required, and all accrued interest was paid through December 31, 2019. As of December 31, 2019, $2,352 of the proceeds were held in a segregated bank account in accordance with the terms of the loan and are classified as restricted cash on the consolidated statement of financial position.

The Company is subject to certain restrictions under the loan agreement, which include the segregation of the proceeds, the use of the funds for permitted uses, and providing security interest on assets acquired with the proceeds. Subsequent to year end, the loan was amended (Note 29).

Other

Outstanding as at December 31, 2019 were short term loans totaling $7,382 which were assumed in acquisitions (Note 14) of Healthy Pharms Inc, Om of Medicine LLC and PHX Interactive LLC and through the acquisition of non-controlling interests in three Arkansas entities as follows:

	Terms	December 31, 2019	December 31, 2018
Healthy Pharms Inc.	Secured promissory note originally due November 13, 2019, renegotiated in 2020. See Note 29. No interest on the note.	$5,429	$9,085
Om Medicine, LLC	Unsecured promissory note, principal due upon completion of tax deliverables.	1,058	—
PHX Interactive LLC	Unsecured promissory note, principal due upon completion of tax deliverables.	134	—
Arkansas Entities	Unsecured promissory note, monthly interest payments at 12% per annum	561	—
Other	Various	200	—

		$7,382	$9,085

At December 31, 2019, the Company had $1,903 (2018 - $nil) in long-term notes payable from the acquisition of non-controlling interest in three Arkansas entities ($1,778), and vehicle and other loans ($125).

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

16.	NOTES PAYABLE AND CONVERTIBLE NOTES (CONTINUED)

Future minimum payments on the notes payable and convertible debt is as follows:

December 31, 2019
2020	$14,974
2021	45,785
2022	7,200
2023	4,568
2024	48,853
Thereafter	—

Total minimum payments	121,380
Effect of discounting	(32,199)

Present value of minimum payments	89,181
Current portion	(7,382)

Long term portion	$81,799

17.	GENERAL AND ADMINISTRATIVE EXPENSES

For the year ended December 31, 2019 and 2018, general and administrative expenses were comprised of:

	December 31, 2019	December 31, 2018
Salaries and benefits	$10,184	$3,713
Professional services	7,985	3,591
Other general and administrative	6,723	1,494

Total	$24,892	$8,798

18.	SHARE CAPITAL AND EQUITY

The Company has authorized an unlimited number of Class A Subordinate Voting Shares (“SVS”), Class B Subordinate Proportionate Voting Shares (“PVS”), and Class C Multiple Voting Shares (“MVS”), all with no par value. All share classes are included within share capital in the consolidated statements of shareholder’s equity on an as converted basis. Each share class is entitled to notice of and to attend at any meeting of the shareholders, except a meeting of which only holders of another particular class of shares will have the right to vote. All share classes are entitled to receive dividends, as and when declared by the Company, on an as-converted basis, and no dividends will be declared by the Company on any individual class unless the Company simultaneously declares or pays dividends on all share classes. No subdivision or consolidation of any share class shall be made without simultaneously subdividing or consolidating all share classes in the same manner.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

18.	SHARE CAPITAL AND EQUITY (CONTINUED)

Class A Subordinate Voting Shares

Holders of Class A Subordinate Voting Shares are entitled to one vote in respect of each SVS.

Class B Subordinate Proportionate Voting Shares

Holders of Class B Subordinate Proportionate Voting Shares are entitled to one vote in respect of each SVS. Each PVS is convertible into 80 SVS at the holders option.

Class C Multiple Voting Shares

Holders of Class C Multiple Voting Shares are entitled to 800 votes in respect of each MVS. One MVS can convert to one SVS but are not convertible until the later of the date that (i) the aggregate number of PVS and MVS held by the Initial Holders (being the MVS holders on their initial issuance) on are reduced to a number which is less than 50% of the aggregate number of PVS and MVS held by the Initial Holders on the date of completion of the Business Combination with Cannex (Note 14), and (ii) 3 years following the date of the business combination with Cannex.

Series	Shares outstanding as at December 31, 2019	As converted to SVS Shares
Class A – Subordinate Voting Shares	126,001,492	126,001,492
Class B – Proportionate Subordinate Voting Shares	5,053,049	404,245,119
Class C – Multiple Voting Shares	1,276,208	1,276,208

		531,522,819

For the year ended December 31, 2019—Prior to Business Combination with Cannex

On February 22, 2019, the Company issued 5,496 Class F units in connection with the acquisition of PHX Interactive (Note 14).

In March and April 2019, there was a series of purchases of non-controlling interests in the Company’s subsidiaries. A total of 16,414 Class F units were issued with a value of $7,989 in exchange for non-controlling interests with a net deficit carrying value of $1,766. This resulted in a decrease in contributed capital of $10,156. These purchases gave the Company 100% ownership in 4Front PM Investco LLC, 4Front MARI Investco LLC, 4Front CIHI Investco LLC, Mission Maryland LLC, Adroit Consulting Group LLC, Old State Line Consulting Group LLC, Harborside IL Grown Medicine Inc., Illinois Grown Medicine LLC, and MMA Capital LLC. See Note 20.

On April 15, 2019, the Company issued 9,040 Class F units in connection with the acquisition of Om Medicine of Michigan (Note 14).

Prior to July 31, 2019, the Company issued 236 Class F shares to brokers with a value of $115. An offsetting $115 was recorded as share issuance costs to equity for the value of the broker services provided.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

18.	SHARE CAPITAL AND EQUITY (CONTINUED)

Prior to July 31, 2019, the Company issued 3,901 Class F units to certain unit holders that were previously issued liquidity warrants entitling them a 10% bonus of units in the event that the Cannex acquisition was not completed by the end of April 2019. All such warrants were exercised.

For the year ended December 31, 2019—Post-Business Combination with Cannex

On July 31, 2019, pursuant to the terms of the business combination with Cannex, the former owners of Holdings exchanged their respective interests in Holdings in exchange for a total of 340,370,271 shares in 4Front when calculated as if all share classes were converted to Subordinate Voting Shares (SVS).

Former Cannex shareholders received 190,482,146 shares in 4Front when calculated as if all share classes were converted to SVS.

After July 31, 2019, the Company issued 1,035,456 SVS with a value of $420 as share issuance costs to brokers. An offsetting $420 was recorded as share issuance costs to equity.

Replacement stock warrants were issued to Gotham Green Partners to replace stock warrants that were outstanding prior to the Cannex acquisition. The Company elected to reclass the warrants from a liability to equity following the initial Purchase Price Accounting from the acquisition. The fair value of the warrants was $5,779 on the acquisition date.

Convertible notes from Gotham Green Partners were acquired by the Company as part of the Cannex acquisition. The Company elected to reclass the value of the conversion feature from a liability to equity following the initial Purchase Price Accounting from the acquisition. The fair value of the conversion feature as determined by a third-party valuation company was $4,874 on the acquisition date.

On September 20, 2019, the Company issued $2,322 in notes to purchase non-controlling interests in three Arkansas entities that control cannabis license through management agreements. As there was no adjustment to the carrying amounts of the controlling and non-controlling interest, the value of the notes were recognized directly in equity.

In December 2019, an individual elected to return 365,054 shares to the treasury that were issued to the individual by Cannex prior to July 31, 2019. No consideration was provided.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

18.	SHARE CAPITAL AND EQUITY (CONTINUED)

For the year ended December 31, 2018

From February 2018 through June 2018, the Company completed a financing of 30,181 Class D units for proceeds of $13,355. The price of all Class D units was $442.50 each.

Because more than $10,000 of Class D units were sold, the owners of convertible debt had the option of converting their debt into Class D units. All of the holders of the outstanding $10,100 in convertible debt converted their debt into Class D units as of June 2018.

The holder of a $3,000 note payable agreed to convert the balance of the note plus approximately $300 in accrued interest into Class D units at $442.50 each. This conversion was completed in June 2018.

Stock warrants in Ventures that were held by the note holder were also exercised in exchange for 2,238 shares of Ventures’ common stock.

In April 19, 2018 the Company, purchased an additional 34.17% interest in Mission Pennsylvania II LLC from a non-controlling interest by issuing a $2,000 note. On August 29, 2018, the Company exchanged the note for 4,520 Class D units with a value of $2,000. The carrying value of the non-controlling interest on April 19, 2018 was a deficit of $46, resulting in a decrease in share capital on the Consolidated Statements of Shareholders’ Equity of $2,046.

In July 2018, the Company made distributions to a non-controlling interest for $1,050.

During September and October 2018, the Company sold $29,952 in Class F units to investors for $486.50 per unit. The proceeds were used to finance the HPI acquisition and for general business purposes. The Class F units have similar rights to the Class D units. Of the Class F units sold, 38,611 included a 10% liquidity warrant. No residual value was assigned to these warrants. As such, 3,861 Class F units are reserved for the liquidity warrants at $nil.

During November 2018, $299 in debt and accrued interest from Executives of the Company was settled with 615 Class F units.

On November 9, 2018, the Company purchased the remaining 15.83% interest in Mission Pennsylvania II LLC for $500 and by issuing 693 Class F units with a value of $337. The carrying value of the non-controlling interest on November 9, 2018 was a deficit of $38, resulting in a decrease in share capital on the Consolidated Statements of Shareholders Equity of $876.

On November 13, 2018, the Company issued 7,605 Class E units in connection with the acquisition of Healthy Pharms Inc. See Note 14.

In December 2018, the Company completed a series of purchases of non-controlling interests in the Company’s subsidiaries in exchange for units of Holdings. A total of 2,970 Class F units were issued with a value of $1,782 in exchange for non-controlling interests with a carrying value of $289. This resulted in a decrease in contributed capital of $1,156. These purchases were for interests in 4Front PM Investco LLC, 4Front MARI Investco LLC, 4Front CIHI Investco LLC, and Mission Maryland LLC. See Note 20.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

19.	WARRANTS

At December 31, 2019, there were share purchase warrants outstanding to purchase up to 42,186,503 SVS shares:

Series	Number of warrants	Weighted average exercise price
Balance, December 31, 2017 and 2018	—	$—
Issued – Acquisition of Cannex (Note 14)	42,186,503	1.14

Balance, December 31, 2019	42,186,503	$1.14

As at December 31, 2019, the Company has the following warrants outstanding and exercisable.

Warrants Outstanding	Exercise Price		Expiry Date
7,000,000		$1.00	November 21, 2021
4,511,278		$1.33	November 21, 2021
2,010,050		$1.99	November 21, 2021
3,413,418		$0.53	October 3, 2020
1,354,321	C$	1.50	March 12, 2020	(1)
23,897,436	C$	1.50	March 12, 2020	(1)

42,186,503

(1)

These warrants represent a derivative liability since the exercise price of the warrant is different than the Company’s functional currency. The fair value of the derivative liability was determined to be $5,317 at July 31, 2019.

Between July 31, 2019 and December 31, 2019, the value of the warrants decreased to $nil due to a decline in the price of the Company’s stock and reduction in the time to maturity. The resulting $5,317 gain is included in the Statements of Operations and Comprehensive Loss. The derivative liabilities were valued using the Black-Scholes model with the following assumptions:

	July 31, 2019	December 31, 2019
Risk-Free Interest Rate	1.84%	1.84%
Expected Life of Options (years)	0.95	0.20
Expected Annualized Volatility	88.8%	88.8%
Expected Forfeiture Rate	nil	nil
Expected Dividend Yield	nil	nil

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

19.	WARRANTS (CONTINUED)

On July 31, 2019, the Company issued 3,413,418 warrants with a fair value of $1,823 as issuance costs in connection with the Cannex acquisition (Note 14). The warrants were valued using the Black-Scholes model with the following assumptions:

July 31, 2019
Risk-Free Interest Rate	1.84%
Expected Life (years)	1.18
Expected Annualized Volatility	88.8%
Expected Forfeiture Rate	nil
Expected Dividend Yield	nil

20.	NON-CONTROLLING INTEREST

The non-controlling interests of the Company for each affiliate before intercompany elimination are summarized in the tables below:

As at December 31, 2019	Premium Medicine of Maryland	Silver Spring Consulting Group	Total
Summarized statements of financial position	December 31, 2019
Current assets	$576	$—	$576
Current liabilities	(148)	—	(148)

Current net assets (liabilities)	$428	$—	$428
Non-current assets	10	2,534	2,544
Non-current liabilities	—	—	—

Non-current net assets	$10	$2,534	$2,544

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

20.	NON CONTROLLING INTEREST (CONTINUED)

	Premium Medicine of Maryland	Silver Spring Consulting Group	Mission MA	Illinois Grown Medicine	Chesapeake Integrated Health Institute	Harborside Illinois Grown Medicine	Adroit Consulting Group	Mission Maryland	Other	Total
Balance at December 31, 2017	$(444)	$(30)	$(482)	$(82)	$(222)	$—	$21	$137	$307	$(795)
Contributions	—	—	—	—	—	—	—	—	637	637
Purchase of non-controlling interest	—	—	—	—	—	—	—	(33)	(172)	(205)
Net income attributable to NCI	—	(7)	(181)	(518)	(45)	(212)	(9)	(44)	(289)	(1,305)

Balance at December 31, 2018	$(444)	$(37)	$(663)	$(600)	$(267)	$(212)	$12	$60	$483	$(1,668)

Purchase of non-controlling interest	—	—	663	600	267	308	(12)	(53)	(7)	1,766
Net income attributable to non-controlling interest	94	182	—	—	—	(96)	—	(7)	(476)	(303)

Balance at December 31, 2019	$(350)	$145	$—	$—	$—	$—	$—	$—	$—	$(205)

The net change in the non-controlling interests is summarized in the table below:

As at December 31, 2018	Premium Medicine of Maryland	Silver Spring Consulting Group	Mission MA	Illinois Grown Medicine	Chesapeake Integrated Health Institute	Harborside Illinois Grown Medicine	Adroit Consulting Group	Mission Maryland	Other	Total
Summarized statements of financial position	December 31, 2018
Current assets	$85	$21	$5	$1,109	$—	$87	$14	$88	$—	$1,409
Current liabilities	22	4	69	243	—	34	—	72	68	512

Current net assets (liabilities)	$63	$17	$(64)	$866	$—	$53	$14	$16	$(68)	$897
Non-current assets	56	655	6,496	4,677	31	2,143	1,132	1,010	23	16,223
Non-current liabilities	—	—	—	—	—	—	—	—	—	—

Non-current net assets	$56	$655	$6,496	$4,677	$31	$2,143	$1,132	$1,010	$23	$16,223

Accumulated NCI	$(444)	$(37)	$(663)	$(600)	$(267)	$(212)	$13	$59	$483	$(1,668)

During the year ended December 31, 2019 and 2018, non-controlling interests contributed capital of $nil and $637 to various entities, respectively. These capital contributions were required per the operating agreements.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

21.	SHARE-BASED COMPENSATION

The Company adopted two equity incentive plans where the Company may grant both Class A and Class B stock options. Under the terms of the plans, the maximum number of stock options which may be granted are a total of ten percent of the number of shares outstanding assuming conversion of all shares to SVS. The exercise price for stock options issued under the plans will be set by the stock option committee of the board of directors but will not be less than 100% of the fair market value of the Company’s shares on the grant date. Stock options have a maximum term of 10 years from the date of grant. Stock options vest at the discretion of the Board.

Prior to the July 31, 2019 business combination, Holdings recognized share-based compensation of $3,776 consisting of the grant of 34,572 Class C Units.

As of December 31, 2019, the Company had the following options outstanding and exercisable:

Grant Date	in CAD$	Options Outstanding	Exercisable Options	Life Remaining (years)
July 31, 2019	1.00	10,583,332	7,055,555	2.95
July 31, 2019	1.00	1,841,667	1,227,778	3.76
July 31, 2019	1.50	3,121,666	1,040,555	4.45
July 31, 2019	1.50	800,000	166,667	4.46
July 31, 2019	0.10	6,791,760	6,791,760	4.72
August 22, 2019	0.80	8,423,920	—	4.65
August 22, 2019	1.00	7,250,000	—	4.65
November 6, 2019	0.80	15,040	—	4.85

		38,827,385	16,282,315	4.12

No stock options were cancelled, forfeited or exercised through December 31, 2019.

The replacement options granted as part of the Cannex acquisition (Note 14) were valued using the Black-Scholes model with the following key assumptions:

July 31, 2019
Risk-Free Interest Rate	1.84%
Expected Life of Options (years)	4.24
Expected Annualized Volatility	88.8%
Expected Forfeiture Rate	nil
Expected Dividend Yield	nil

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

21.	SHARE-BASED COMPENSATION (CONTINUED)

From July 31, 2019 to December 31, 2019, the Company recognized $2,137 in share-based compensation relating to stock options vesting. In determining the amount of share-based compensation related to options issued during the year, the Company used the Black-Scholes option pricing model to establish fair value of options granted with the following key assumption:

Risk-Free Interest Rate	1.84%
Expected Life of Options (years)	5
Expected Annualized Volatility	88.8%
Expected Forfeiture Rate	23%
Expected Dividend Yield	nil

During the year ended December 31, 2019, the Company recognized share-based compensation of $3,766 (2018—$1,188) relating to Holdings equity based compensation. In determining the amount of equity-based compensation during the year, the Company used the Black-Scholes option pricing model to establish fair value of options granted during the year with the following key assumption:

Risk-Free Interest Rate	1.2%
Expected Life (years)	5
Expected Annualized Volatility	70%
Expected Forfeiture Rate	6%
Expected Dividend Yield	nil

4Front Ventures Inc. (the predecessor to Holdings and a separate entity from 4Front Ventures Corp.) had the equivalent of 6,791,760 outstanding fully-vested stock options as at January 1, 2018, December 31, 2018 and July 31, 2019 that were cancelled and replaced with 6,791,760 stock options of the Company. The replacement options were issued due to the re-structuring of the Company in connection with the Cannex acquisition (Note 14). There were no stock options issued from January 1, 2018 to July 31, 2019 by 4Front Ventures Inc. or Holdings.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

22.	RELATED PARTIES

Key management personnel compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and board of directors. Compensation provided to key management for the year ended December 31, 2019 and 2018 is as follows:

	December 31, 2019	December 31, 2018
Short-term employee benefits	$1,829	$1,098
Share-based compensation	3,221	433

	$5,050	$1,531

Related party transactions

Certain subsidiaries which were acquired in the business combination with Cannex (Note 14) have contractual relationships with two licensed Washington cannabis producer/processors: Superior Gardens LLC (d/b/a Northwest Cannabis Solutions) (“NWCS”) and 7Point Holdings LLC (“7Point”). The sole owner of NWCS holds a minority interest in the Company and is an executive in the Company. The sole owner of 7Point, holds a minority interest in the Company, and is an executive of the Company.

NWCS and the Company are parties to a commercial gross lease expiring December 31, 2022 with two five-year renewal options. From July 31, 2019 to December 31, 2019 the Company recognized $3,338 from interest revenue on lease receivable for this lease from the date of the Cannex acquisition.

7Point and the Company are parties to a commercial sublease expiring November 30, 2023 with one five-year renewal option. From July 31, 2019 to December 31, 2019 the Company recognized $1,190 from interest revenue on lease receivable for this lease from the date of the Cannex acquisition.

The Company has entered into a service agreement with NWCS to provide consulting and personnel services for growing and processing for $30 per month and to act as exclusive purchasing agent for equipment, machinery, and other supplies for $20 per month for a three-year term expiring January 1, 2021 with automatic renewal for additional three-year terms. The Company recognized a total of $250 from July 31, 2019 to December 31, 2019.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

22.	RELATED PARTIES (CONTINUED)

Related party transactions (continued)

NWCS and the Company have entered into a packaging supply agreement under commercially reasonable pricing terms by which NWCS submits packaging orders for Company-designed packaging sold by NWCS under an exclusive license to use Company brands and recipes in the state of Washington. The packaging supply agreement has an initial term of three years expiring January 1, 2021 with automatic renewal for additional three-year periods. The Company recognized total of $3,703 from July 31, 2019 to December 31, 2019 under the packaging supply agreement.

At December 31, 2019, the Company held two notes receivable from these related parties with a balance of $586 (2018 -$nil) (Note 10) and an accounts payable balance of $596 (2018 - $nil).

As at December 31, 2019, $597 (December 31, 2018 - $nil) of the Company’s trade receivables were due from NWCS and 7Point (collected subsequent to year end).

An officer of the Company is a part-owner of a LI Lending LLC which extended the Company a real estate improvement/development loan of up to $50,000 of which $45,000 was drawn upon as of December 31, 2019 (Note 16).

An officer of the Company holds an interest in an online marketing company serving the online CBD market which provides online marketing services for Pure Ratios. Pure Ratios paid $1,101 (2018 - $nil) to this vendor for marketing services.

The Company has issued notes receivable to related parties that hold or have applied for cannabis licenses or that have secured real estate that can be used for a cannabis facility. The Company had $696 and $1,392 in such notes at December 31, 2019 and 2018 (Note 10), respectively.

23.	CONTINGENCIES

(a)	Cannabis Industry

Cannabis is still considered a Schedule 1 substance under the Controlled Substance Act. As such, there is an inherent risk related to the federal government’s position on cannabis; additionally, the risk exists, due to the Company’s business in cannabis, that third party service providers could suspend or withdraw services and as well as the risk that regulatory bodies could impose certain restrictions on the issuer’s ability to operate in the U.S.; however, the Company has deemed it not reasonable to estimate a potential liability related to the possible enforcement of laws against the medical cannabis industry.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

23.	CONTINGENCIES (CONTINUED)

(b)	Contingent consideration payable

As part of the acquisition of Om of Medicine, LLC and Cannex’s prior acquisition of Pure Ratios, the Company is subject to contingent consideration payable to the original vendors. The fair value of the contingent consideration, which is based on specific revenue levels achieved over a 2-3 year period. As at December 31, the fair value was as follows:

	Om of Medicine	Pure Ratios	Total
Balance, December 31, 2017 and 2018	$—	$—	$—
Additions (Note 14)	3,750	1,500	5,250
Accretion	214	—	214

Balance, December 31, 2019	$3,964	$1,500	$5,464
Less: current portion (fully earned)		(750)	(750)

Long term portion	$3,964	$750	$4,714

The contingent consideration payable is measured at fair value based on unobservable inputs and is considered a Level 3 financial instrument. The determination of the fair value of these liabilities is primarily driven by the Company’s expectations of the respective subsidiaries achieving certain milestones. The expected milestones were assigned probabilities and the expected related cash flows were discounted to derive the fair value of the contingent consideration.

i)

OM of Medicine: The contingent consideration payable is determined as the amount in excess of gross sales of $3,400 (for fiscal 2020 and 2021) and $3,500 (2022) to a maximum payable of $6,000. At December 31, 2019, the probability of achieving all milestones to Om of Medicine’s contingent consideration payable was estimated to be 57%. If the probabilities of achieving the milestones decreased by 5%, the estimated fair value of the contingent consideration would decrease by approximately $700.

ii)

Pure Ratios: The contingent consideration payable of $750 in SVS of the Company is due upon gross sales exceeding $600 for three consecutive months during the year ended December 31, 2020. At December 31, 2019, the probability of achieving all milestones pertaining to Pure Ratios’ contingent consideration payable was estimated to be 100%. If the probability of achieving the milestones decreased by 5%, the estimated fair value of the contingent consideration would decrease by approximately $75.

(c)	Legal Matters

The Company is involved in certain disputes arising in the ordinary course of business. Such disputes, taken in the aggregate, are not expected to have a material adverse effect on the Company.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

23.	CONTINGENCIES (CONTINUED)

(c)	Legal Matters (continued)

During 2017, the Company was in a legal dispute with two former consulting clients whom the Company performed services for since 2015. The parties agreed to arbitration, and a final decision by a Panel of the American Arbitration Association on November 27, 2018, found that one of the consulting clients is liable to the Company for approximately $5.5 million and the other consulting client is liable to the Company for approximately $3.8 million. The $3.8 million was paid in April 2019 and was recorded in other income in 2018. Due to uncertainty regarding collectability of the $5.5 million, the Company has not recognized an asset for the damages for this decision.

In August 2019, the Company received a $2,500 payment that was related to certain contract disputes from consulting contracts that were executed prior to 2016, which was recorded as other income in profit or loss.

24.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments consist of cash, accounts receivable, other receivables, notes receivable, restricted cash, investments, accounts payable and accrued expenses, contingent consideration payable, notes payable, and derivative liabilities. The carrying values of these financial instruments approximate their fair values as of December 31, 2019 and December 31, 2018.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1	quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e.,as prices) or indirectly (i.e., derived from prices); and

Level 3	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value of the Company’s cash, accounts receivable, other receivables, accounts payable and accrued expenses approximates carrying value due to their short-term nature. The Company’s restricted cash, and investments approximate fair value due to the nature of the instruments. The Company’s notes receivable, convertible notes payable, and notes payable approximate fair value due to the instruments bearing market rate of interest. The Company’s contingent consideration payable are measured at fair value using Level 3 inputs as disclosed in Note 23.

There were no transfers between fair value levels during the year ended December 31, 2019 and the year ending December 31, 2018.

(a)	Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instruments related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

24.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

(b)	Credit Risk

Credit risk is the risk of loss associated with counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash, lease receivables, other receivables, and notes receivable. The Company’s maximum credit risk exposure is equivalent to the carrying value of these instruments.

The Company maintains cash with federally insured financial institutions. As of December 31, 2019, and December 31, 2018, the Company exceeded federally insured limits by approximately $10.0 million and $0.5 million, respectively. The Company has historically not experienced any losses in such accounts.

As of December 31, 2019 the maximum credit exposure related to the carrying amounts of accounts receivable, notes receivable and lease receivable was $37,422.

(c)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to raise sufficient capital to settle obligations and liabilities when due.

The Company has the following gross contractual obligations as at December 31, 2019 which are expected to be payable in the following respective periods:

	Less than 1 year	1 to 3 years	3 to 5 years	Greater than 5 years	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	8,101	800	800	—	9,701
Convertible notes, notes payable and accrued interest	7,382	37,510	44,289	—	89,181
Contingent consideration payable	750	4,714	—	—	5,464

Total	16,233	43,024	45,089	—	104,346

(d)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s secured convertible notes with GGP (Note 16) bear interest at variable rates and is exposed to interest rate risk. If the LIBOR had increased by 1% during the year ended December 31, 2019, the Company’s net loss would have increased by $86.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

24.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

(e)	Foreign Exchange Risk

The Company is exposed to exchange rate fluctuations between United States and Canadian dollars. The Company’s share price is denominated in Canadian dollars. If the Canadian dollar declines against the United States dollar, the United States dollar amounts available to fund the Company through the exercise of stock options or warrants will be less. The Company also has bank accounts with balances in Canadian dollars. The value of these bank balances if converted to U.S. dollars will fluctuate. While the Company maintains a head office in Canada where it incurs expenses primarily denominated in Canadian dollars, such expenses are a small portion of overall expenses incurred by the Company. The Company does not have a practice of trading derivatives and does not engage in “natural hedging” for funds held in Canada.

The Company has determined that as at December 31, 2019, the effect of a 10% increase or decrease in the Canadian dollar against the U.S. dollar on financial assets and liabilities would result in an increase or decrease of approximately $114 to comprehensive loss for the year ended December 31, 2019.

(f)	Other Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company is subject to risk of prices to its products due to competitive or regulatory pressures.

25.	SEGMENT INFORMATION

Operating segments are components of the Company that combine similar business activities, with activities grouped to facilitate the evaluation of business units and allocation of resources by the Company’s board and management. As at December 31, 2019, the Company had five reportable segments:

•	Retail – all Company controlled cannabis dispensaries, and management and consulting fees for assisting third party dispensaries.

•	Production – production of cannabis products, and the importing of equipment and supplies for resale.

•	Pure Ratios – production and sale of CBD products.

•	Real Estate – leasing of cannabis production facilities in the state of Washington.

•	Corporate

All of the Company’s revenues were earned in the United States and all of the Company’s non-financial long-lived assets are located in the United States.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

25.	SEGMENT INFORMATION (CONTINUED)

December 31, 2019	Retail	Production	Real Estate	Pure Ratios	Corporate	Total
Revenues	$22,058	$3,333	$4,528	$1,207	$—	$31,126
Depreciation and amortization	$1,999	$1,944	$—	$193	$—	$4,136
Interest income	$—	$—	$—	$—	$85	$85
Interest expense	$90	$655	$60	$15	$5,650	$6,470
Other income	$—	$—	$—	$—	$2,500	$2,500
Share based compensation	$—	$—	$—	$—	$5,913	$5,913
Gain on valuation of derivative liability	$—	$—	$—	$—	$5,317	$5,317
Income (loss) before income taxes	$(18,741)	$(112,859)	$3,004	$(20,556)	$(30,377)	$(179,529)
Income taxes	$1,377	$—	$—	$—	$—	$1,377
Total assets	$37,365	$84,216	$55,203	$18,467	$8,668	$203,919

December 31, 2018	Retail	Production	Real Estate	Pure Ratios	Corporate	Total
Revenues	$3,766	$—	$—	$—	$—	$3,766
Depreciation and amortization	$331	$49	$—	$—	$5	$385
Interest income	$—	$—	$—	$—	$1	$1
Interest expense	$—	$—	$—	$—	$1,545	$1,545
Other income	$—	$—	$—	$—	$3,800	$3,800
Share based compensation	$—	$—	$—	$—	$1,188	$1,188
Income (loss) before income taxes	$(1,049)	$(1,430)	$—	$—	$(7,469)	$(9,948)
Income taxes	$105	$—	$—	$—	$—	$105
Total assets	$23,429	$31,090	$—	$—	$5,950	$60,469

26.	RESTATEMENT OF 2018 FINANCIAL STATEMENTS

The Company originally concluded that the Company did not control certain entities that own cannabis licenses. The Company held management agreements where it performed management services in exchange for management fees. In preparation of the 2019 financial statements, the Company concluded that by applying IFRS 10, it did have control of these entities upon the execution of the management agreements in 2015 for Mission MA Inc. (“MMA”) and in 2017 for Chesapeake Integrated Health Institute, LLC (“CIHI”) and for Premium Medicine of Maryland (“Premium”).

The Company incorrectly applied these standards to its audited consolidated financial statements for the year ended December 31, 2018 and earlier years. The correction is being applied retroactively beginning with the year that the management agreements were executed. A prior period adjustment has been applied to the Consolidated Statements of Changes in Equity (Deficit) as of January 1, 2018 for the cumulative effect of this restatement for years prior to 2018. All comparative financial statements shown include the restated values for 2018.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

26.	RESTATEMENT OF 2018 FINANCIAL STATEMENTS (CONTINUED)

The effect of this restatement on the 2018 financial statements continue on the following pages:

Impact on the consolidated statements of operations for the year ended December 31, 2018	As previously reported	Effect of correction	As restated
REVENUE	$3,663	$103	$3,766
Cost of goods sold, sale of grown and manufactured products	(871)		(871)
Cost of goods sold, sales of purchased products	(1,643)	(104)	(1,747)

Gross profit before fair value adjustments	1,149	(1)	1,148
Realized fair value included in inventory sold	(209)	—	(209)
Unrealized fair value gain on biological assets	418	—	418

Gross (loss) profit	1,358	(1)	1,357
Selling and marketing expenses	3,152	—	3,152
General and administrative expenses	7,965	833	8,798
Depreciation and amortization	385	—	385
Equity based compensation	1,188	—	1,188

Total operating expenses	12,690	833	13,523
Loss from operations	(11,332)	(834)	(12,166)
Other income (expense)
Interest income	882	(881)	1
Interest expense	(1,545)	—	(1,545)
Other Income, legal settlement	3,800	—	3,800
Other expense	(38)	—	(38)

Total other income (expense)	3,099	(881)	2,218

Loss before income taxes	(8,233)	(1,715)	(9,948)
Income tax expense	(105)	—	(105)

Net loss after income tax expense	(8,338)	(1,715)	(10,053)
Net loss attributable to non-controlling interest	(871)	(434)	(1,305)

Net loss attributable to 4Front Holdings, LLC	$(7,467)	$(1,281)	$(8,748)

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

26.	RESTATEMENT OF 2018 FINANCIAL STATEMENTS (CONTINUED)

Impact on the consolidated statements of financial condition for the period ended January 1, 2018	As previously reported	Effect of correction	As restated
ASSETS
Current Assets:
Cash	$3,609	$50	$3,659
Accounts receivable	19	6	25
Other receivables	71	1	72
Inventory	19	—	19
Notes receivable and accrued interest	125	3	128

Total Current Assets	3,843	60	3,903
Property and equipment, net	5,506	388	5,894
Notes receivable and accrued interest	2,982	(2,367)	615
Intangible assets, net	1,141	—	1,141
Deposits	307	44	351

TOTAL ASSETS	$13,779	$(1,875)	$11,904

LIABILITIES AND DEFCIENCY
LIABILITIES
Current Liabilities:
Accounts payable	$461	$—	$461
Accrued expenses and other current liabilities	155	—	155
Deferred rent	121	—	121
Notes payable and accrued interest	3,795	—	3,795

Total current liabilities	4,532	—	4,532
Convertible notes	9,436	—	9,436
Unearned revenue	368	(1)	367

TOTAL LIABILITIES	14,336	(1)	14,335

Deficiency
Share Capital	10,064	—	10,064
Reserve	1,039	—	1,039
Deficit	(11,451)	(1,288)	(12,739)
Non-controlling interest	(209)	(586)	(795)

TOTAL DEFICIENCY	(557)	(1,874)	(2,431)

TOTAL LIABILITIES AND DEFICIENCY	$13,779	$(1,875)	$11,904

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

26.	RESTATEMENT OF 2018 FINANCIAL STATEMENTS (CONTINUED)

Impact on the consolidated statements of financial condition for the year ended December 31, 2018	As previously reported	Effect of correction	As restated
ASSETS
Current Assets:
Cash	$1,263	$172	$1,435
Other receivables	3,920	13	3,933
Inventory	4,029	56	4,085
Biological assets	755	—	755
Prepaid expenses	266	6	272
Notes receivable and accrued interest from related parties	490	(490)	—

Total Current Assets	10,723	(243)	10,480
Property and equipment, net	13,581	6,268	19,849
Notes receivable and accrued interest from related parties	12,122	(10,730)	1,392
Intangible assets	21,893	—	21,893
Goodwill	6,066	—	6,066
Deposits	631	158	789

TOTAL ASSETS	$65,016	$(4,547)	$60,469

LIABILITIES AND EQUITY
LIABILITIES
Current Liabilities:
Accounts payable	$1,951	$92	$2,043
Deferred rent	230	—	230
Taxes payable	648	—	648
Lease liability	42	—	42
Notes payable and accrued interest	9,198	—	9,198

Total current liabilities	12,069	92	12,161
Deferred tax liability	232	—	232
Lease liability	45	—	45

TOTAL LIABILITIES	12,346	92	12,438

Shareholders’ Equity
Share Capital	70,009	(1,050)	68,959
Reserve	2,227	—	2,227
Deficit	(18,919)	(2,568)	(21,487)
Non-controlling interest	(647)	(1,021)	(1,668)

TOTAL EQUITY	52,670	(4,639)	48,031

TOTAL LIABILITIES AND EQUITY	$65,016	$(4,547)	$60,469

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

26.	RESTATEMENT OF 2018 FINANCIAL STATEMENTS (CONTINUED)

Impact on the consolidated statements of cash flows for the year ended December 31, 2018	As Previously Reported	Effect of Correction	As Restated
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss attributable to controlling interest	$(7,468)	$(1,280)	$(8,748)
Net loss attributable to non-controlling interest	(871)	(434)	(1,305)
Adjustments to reconcile change in net loss to net cash used by operating activities
Depreciation and amortization	545	—	545
Loss on disposal of property and equipment	3	—	3
Equity based compensation	1,188	—	1,188
Accrued interest income on notes receivable from related parties	(995)	—	(995)
Accrued interest on notes payable to related parties	223	(2)	221
Amortization of loan discount on convertible notes	684	—	684
Amortization of loan discount on note payable to related party	150	—	150
Deferred rent expense	109	—	109
Changes in operating assets and liabilities		—
Accounts receivable	19	(6)	13
Other receivables	(3,849)	(2)	(3,851)
Deposits	(185)	(113)	(298)
Inventory	(1,409)	(56)	(1,465)
Biological assets	(345)	—	(345)
Prepaid expenses	(70)	(3)	(73)
Accounts payable	849	90	939
Accrued expenses and other liabilities	320	—	320
Taxes payable	105	—	105
Unearned revenue	(428)	—	(428)

NET CASH USED IN OPERATING ACTIVITIES	(11,425)	(1,806)	(13,231)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Healthy Pharms Inc., net of cash acquired	(20,980)	—	(20,980)
Purchase of non-controlling interest	(500)	—	(500)
Issuance of notes receivable to related parties	(8,634)	9,008	374
Purchases of property and equipment	(4,003)	(5,880)	(9,883)

NET CASH USED IN INVESTING ACTIVITIES	(34,117)	3,128	(30,989)

CASH FLOWS FROM FINANCING ACTIVITIES
Sale of Class D units	13,355	—	13,355
Sale of Class F units	29,952	—	29,952
Class C units Redemption	(287)	—	(287)
Non-controlling interest members’ contributions	637	—	637
Non-controlling interest members’ distribution	—	(1,200)	(1,200)
Finance Lease Liability	(6)	—	(6)
Issuance of Notes Payable	2,850	—	2,850
Repayment of Notes Payable	(3,000)	—	(3,000)
Repayment of Notes Payable to Related Parties	(305)	—	(305)

NET CASH PROVIDED BY FINANCING ACTIVITIES	43,196	(1,200)	41,996
NET (DECREASE) INCREASE IN CASH	(2,346)	122	(2,224)
CASH, BEGINNING OF YEAR	3,609	50	3,659

CASH, END OF YEAR	$1,263	$172	$1,435

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

27.	SUPPLEMENTARY CASH FLOW INFORMATION

Changes in non-cash working capital:

Changes in operating assets and liabilities	2019	2018
Accounts receivable	$1,192	$12
Other receivables	3,079	(3,851)
Deposits	—	(298)
Inventory and biological assets	(5,781)	(1,465)
Change in fair value of biological assets	(271)	(345)
Prepaid expenses	(1,574)	(73)
Accounts payable	2,942	940
Accrued expenses and other liabilities	—	320
Taxes payable	961	105
Unearned revenue	—	(428)

	$548	$(5,083)

Non-cash activities during the years ended December 31, 2019 and 2018 were as follows:

	2019	2018
Recognition of Right of Use asset and Lease Liability	$6,516	$—
Equity portion of convertible debenture	4,874	—
Acquisition of previously leased PP&E	968	—
Biological assets transferred to Inventory	6,596	2,074
Equity issued to purchase NCI	1,766	205
Deferred rent recorded to Lease Liability	230	—
Conversion of debt into Class D Units	—	13,422
Conversion of debt into Class F Units	—	299

Class E Units for purchase of Healthy Pharms	$—	$3,500

•	Cash paid for interest in 2019 and 2018 was $1,023 and $230 respectively.

•	Cash paid for income taxes in 2019 and 2018 was $648 and $Nil respectively.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

28.	INCOME TAXES

On July 31, 2019, the Company converted to a C corporation in the province of British Columbia for US tax purposes due to the reverse takeover of Cannex. Prior to July 31, 2019, the Company was classified as a Limited Liability Corporation (“LLC”) for US tax purposes. As such, prior to July 31, 2019, losses generated from operations were passes through to individual members.

Internal Revenue Code (“IRC”) Section 280E denies, at the US federal level, deductions and credits attributable to a trade or business trafficking in controlled substances. Because the Company is subject to IRC Section 280E, the Company has computed its US tax based on gross receipts less cost of goods sold. The tax provision for the year ended December 31, 2019, has been prepared based on the assumption that cost of goods sold is a valid expense for income tax purposes.

A reconciliation of income taxes at statutory rates is as follows:

	December 31, 2019	December 31, 2018
Net current taxes:
U.S Federal	$1,221	$—
U.S State	388	—
Deferred taxes:
U.S Federal	(171)	171
U.S State	(61)	61

Total	$1,377	$232

Income tax expense is comprised of:

	December 31, 2019	December 31, 2018
Loss before income taxes	$(179,529)	$(9,948)
Statutory tax rate	27.7%	27.7%
Tax recovery based on statutory rates	(49,724)	(2,755)
Permanent non-deductible items	48,200	—
Non-controlling interests	86	—
State taxes	(20)	—
Canadian losses	(389)	—
Pre-acquisition partnership income	3,169	—
Net changes in deferred tax liabilities	(683)	232
Change in unrecognized deferred tax assets	738	2,628

Income tax expense	$1,377	$105

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

28.	INCOME TAXES (CONTINUED)

The components of deferred tax assets and liabilities were as follows:

	December 31, 2019	December 31, 2018
Deferred tax assets
Net loss	$738	$—
Net right-of-use assets and liabilities	126	—
Interest accretion on convertible debt	363	—
Other	43	—
Total deferred tax assets	1,270	—
Valuation allowance	(873)	—

Total net deferred tax assets	397	—
Deferred tax liabilities
Property and equipment	(822)	(232)
Intangible assets	(1,164)	—
Fair value adjustment on biological assets	(605)	—
Total deferred tax liabilities	(2,591)	—

Total net deferred tax liabilities	(2,194)	(232)
Federal & state purchase accounting adjustment to goodwill	2,194	—

Total adjusted deferred tax liabilities	$—	$(232)

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Movement in net deferred tax liabilities:

	December 31, 2019	December 31, 2018
Balance at the beginning of the year	$232	$—
Recognized in profit/loss	(232)	232

Balance at the end of the year	$—	$232

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

• Net operating losses – US States	$ 350
• Non-capital losses carried forward – Canada	$ 389

The Company’s US net operating losses expire as follows:

• 2032 – Illinois	$2,541
• 2040 – California	$1,224

The Company’s Canadian non-capital income tax losses totaling $1,440 expire in 2039.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

29.	SUBSEQUENT EVENTS

(a)	Selling of Non-Core Assets

In January 2020, the Company divested of its stake in its three Arkansas dispensaries for cash consideration of $2,000 in cash at close, and contingent cash consideration of $2,992 which is earned when Arkansas regulators approve certain cannabis license ownership transfers.

On March 30, 2020, the Company announced the divestiture of its subsidiary, PHX Interactive LLC, which manages Mission North Mountain in Phoenix, Arizona for $6,000 in cash.

On May 1, 2020, the Company announced that it had entered into a definitive agreement to sell its stake in retail cannabis licenses in Pennsylvania and Maryland, netting in excess of $18,000 of cash. On May 8, 2020, the Company completed the sale of its non-core retail licenses in Pennsylvania for a total cash consideration of $10,600.

(b)	Modification of Existing Debt

In January 2020, the Company, in exchange for cash consideration, issued entities associated with GGP $3,000 in secured convertible promissory notes, bearing 15% interest, payable in kind. The secured promissory notes were repaid in full on May 8, 2020 using proceeds from the sale of the Company’s non-core retail licenses in Pennsylvania.

In exchange for consent of allowing the sale of the PHX Interactive LLC assets, GGP issued an amendment fee of 1% of outstanding principal and interest, to be paid in the form of an additional note payable with the same terms as the original note payable (see Note 16 for original terms). This resulted in an additional $348 of initial principal payable to GGP. The amendment fee was repaid in full on May 8, 2020 using proceeds from the sale of the Company’s non-core retail licenses in Pennsylvania.

In exchange for consent to allow the sale of the Pennsylvania and Maryland assets and the release of related collateral, the Company has agreed to make prepayments of principal to LI Lending in the amount of $250 per month for an eight-month period beginning on May 1, 2020. Additionally, the Company agreed to pay an increased interest rate of an additional 2% on the final $10,000 of the loan until such time as this amount has been paid down, and the remaining loan amount will be subject to the original 10.25% interest rate.

(c)	Private Placement Debt

The Company announced on May 15, 2020, that it had closed on raising approximately $5,800 in private placement of convertible debt. The convertible debt has an annual coupon of 5%, paid-in-kind, and will mature on February 28, 2022. The Notes are exchangeable into subordinate voting shares (“common equivalent”) at a conversion price of $0.25.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Amounts expressed in thousands of United States dollars unless otherwise stated

29.	SUBSEQUENT EVENTS (CONTINUED)

(d)	Extension of Healthy Pharms Note Payable

As of May 7, 2020, the Company gave notice to extend the repayment date of the $4,886 note payable plus associated interest that was issued for the acquisition of Healthy Pharms Inc. The note was originally due on May 18, 2020 and carried a 12% interest rate, paid in kind. The note payable is now due November 18, 2020 and carries a 15% interest rate, paid in kind, for the 6-month term.

(e)	Modification of Accucanna Note Receivable

In May 2020, the Company amended its note receivable with Accucanna (Note 10). Accucanna and Pure Ratios are related by way of common owners. The Company agreed with Accucanna and Pure Ratios that in exchange for Pure Ratios foregoing its contingent consideration earn out of approximately 1.4 million SVS of the Company, the note receivable to the Company from Accucanna the Company would be as follows: principal balance of the note amended to $890, the interest amended to 5%, and the maturity date amended to July 5, 2020, with an optional 30- day extension by written notice from Accucanna.

(f)	Amendment to Cannex California Lease

Effective May 22, 2020, the Company entered into an amendment to the lease agreement with the landlord for the Cannex California facility. To address the COVID-19 pandemic outbreak, the City of Commerce adopted an emergency ordinance to address the rights and obligations of landlords and tenants. Under the terms of the amendment, the Company shall not be required to pay the landlord any rent during the period beginning April 1, 2020 and lasting until the first calendar day of the month following the expiration of the city ordinance. As a result of the amended lease, the landlord is entitled to certain funds that had previously been held in escrow.

(g)	Covid-19

The recent outbreak of the corona virus, also known as “COVID-19”, has spread across the globe and is impacting worldwide economic activity. Conditions surrounding the corona virus continue to rapidly evolve and government authorities have implemented emergency measures to mitigate the spread of the virus. The outbreak and the related mitigation measures may have an adverse impact on global economic conditions as well as on the Company’s business activities. The extent to which the corona virus may impact the Company’s business activities will depend on future developments, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions, business disruptions, and the effectiveness of actions taken in the United States and other countries to contain and treat the disease. These events are highly uncertain and as such, the Company cannot determine their financial impact at this time.